     As filed with the Securities and Exchange Commission on May 30, 2000.
                                             Registration No. 333-_____
===========================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM SB-2

                            REGISTRATION STATEMENT
                                     UNDER
                            SECURITIES ACT OF 1933

                   GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.
              ---------------------------------------------------
            (Exact name of Registrant as specified on its Charter)

      Delaware                          7385                93-1197477
------------------------------     -----------------     -----------------
(State or other jurisdiction of    (Primary Standard     (I.R.S. Employer
incorporation or organization)     Industrial Classi-      Identification
fication Code              Number)
                                   Number)

                22570 Markey Court, Dulles, Virginia 20166-8901
                                (703) 444-7931
    -----------------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                               J. Andrew Moorer
                   Guardian Technologies International, Inc.
                              22570 Markey Court
                          Dulles, Virginia 20166-8901
                                (703) 444-7931
      -------------------------------------------------------------------
          (Name, address, including zip code, and telephone number of agent for service of process)

                                  Copies to:
                            David H. Drennen, Esq.
                             Neuman & Drennen, LLC
                            5445 DTC Parkway, PH-4
                           Englewood, Colorado 80111
                                (303) 221-4700
                              Fax: (303) 488-3454

         Approximate date of commencement of proposed sale to public:

As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box.    [ x ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.   [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box. [   ]
===========================================================================

                        CALCULATION OF REGISTRATION FEE


                                        Proposed  Proposed
                                         Maximum   Maximum
Title of Each Class                     Offering  Aggregate     Amount of
of Securities to be        Amount to    Price Per  Offering   Registration
    Registered           be Registered  Share (1) Price (1)        Fee
--------------------     -------------- --------- ---------   ------------

Common Stock, $.0005
par value to be sold
by the Selling
Stockholders             3,900,000      $.84      $3,276,000     $8,648.64
                         -------------- --------- ----------     ----------

     TOTAL:              3,900,000      $.84      $3,276,000     $8,648.64



(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.

(2) Calculation based on the closing price of the Registrant's common stock on Nasdaq on May 25, 2000. This calculation is made in accordance with Rule 457(c). Pursuant to Rule 416, there are also being registered such additional shares and warrants as may become issuable pursuant to anti-dilution provisions upon the exercise of the warrants

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                   GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.

                             Cross-Reference Index


     Item No. and Heading
         In Form SB-2                           Location
     Registration Statement                  In Prospectus
     ----------------------                  -------------

1.   Front of Registration Statement and     Forepart of Registration Outside
     Front Cover of Prospectus          Outside Front Cover Page of
     Statement;                              of Prospectus

2.   Inside Front and Outside Back Cover     Inside Front and Outside Back
     Pages of Prospectus                     Cover Pages of Prospectus

3.   Summary Information and Risk Factors    Front Cover Page

4.   Use of Proceeds                         Use of Proceeds; Risk Factors

5.   Determination of Offering Price                   *

6.   Dilution                                Dilution; Risk Factors

7.   Selling Security Holders                Selling Stockholders

8.   Plan of Distribution                    Plan of Distribution

9.   Legal Proceedings                       Legal Proceedings

10.  Directors, Executive Officers,          Management
     Promoters, and Control Persons

11.  Security Ownership of Certain           Principal Stockholders
     Beneficial Owners and Management

12.  Description of Securities               Description of Securities

13.  Interest of Named Experts and Counsel   Legal Matters; Experts

14.  Disclosure of Commission Position on    Limitation on Directors'
     Indemnification for Securities Act      Liability; Indemnification
     Liabilities

15.  Organization Within Last Five Years     Prospectus Summary - General
                                             Information About Us and Our
                                             Business

16.  Description of Business                 Prospectus Summary; Risk Factors;
                                             Business

17.  Management's Discussion and             Management's Discussion and
     Analysis or Plan of Operations          Analysis of Financial Condition
                                             and Results of Operations

18.  Description of Property                 Business

19.  Certain Relationships and Related       Certain Relationships and
     Transactions                            Related Transactions

20.  Market for Common Equity and            The Market for our Securities
     Related Stockholder Matters

21.  Executive Compensation                  Executive Compensation

22.  Financial Statements                    Financial Statements

23.  Changes in and Disagreements with                 *
     Accountants on Accounting and
     Financial Disclosure


* Omitted from prospectus because item is inapplicable or answer is in the negative

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED MAY __, 2000

                   GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.


     This is a public offering of 3,900,000 Shares of our common stock. 300,000 of the Shares are being offered by certain stockholders who acquired them from us in a private transaction. The remaining shares may be offered by such persons if they exercise warrants we have issued to them. We will not receive any of the proceeds from the offer and sale of the shares. If the warrants are exercised in full, we will receive proceeds from such exercise of $3,825,000.

     The Nasdaq Small Cap Market lists our shares under the symbol "GRDN."

     Investing in the shares involves risks. You should not purchase the shares unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 3 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

     The information in this prospectus is not complete.  It might change.
The selling stockholders are not allowed to sell the shares offered by this prospectus until the registration statement that we have filed with the SEC becomes effective. This prospectus is not an offer to sell the securities-and does not solicit offers to buy-in any state where the offer or sale is not permitted.






                The date of this prospectus is _________, 2000.

                              PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the shares of the common stock being sold in this offering and our historical financial statements and notes thereto included elsewhere in this prospectus. Our board of directors authorized a two-for-one forward split of our common stock, which was effective on April 3, 2000. All share amounts reflect that stock split, including historical numbers and stock prices.

GENERAL INFORMATION ABOUT US AND OUR BUSINESS

     Guardian Technologies International, Inc., a Delaware corporation, was originally incorporated in 1989. We manufacture and distribute ballistic protective equipment, including equipment commonly referred to as body armor. Our product lines include four basic types of ballistic protective vests, ballistic protective shields, a ballistic protective vests for police dogs, aircraft ballistic protective equipment, and assorted other ballistic protective devices, such as ballistic protective blankets and seat cover liners.

     We also are engaged in the specialty steel fabrication business through our 50%-owned subsidiary, Structural Holdings, Inc.

     Our executive offices are located at 22570 Markey Court, Dulles, Virginia 20166, telephone (703) 444-7931. We use the calendar year for our fiscal year.



THE OFFERING

Common stock offered                                   3,900,000 shares

Common stock to be outstanding after this offering     7,211,662 shares

Nasdaq Market Symbol                                   GRDN


     The total number of shares outstanding after the offering is based on 3,611,662 shares outstanding as of April 27, 2000, and the 3,600,000 shares offered by this prospectus. It excludes:

     - Options granted under our stock option plan to purchase 270,000 shares of common stock outstanding on April 27, 2000, and

     - 1,628,712 shares issuable upon exercise of warrants that are exercisable at $7.50 per share.

     All of the shares are being offered by selling stockholders, who must deliver a copy of this prospectus to persons who buy them. The selling stockholders will probably sell the shares at prevailing market prices, through broker-dealers, although they are not required to do so. The selling stockholders will retain all of the proceeds of their sales, except for commissions they may pay broker-dealers. We will not receive any money when they sell. However, we will receive the proceeds from the exercise of the warrants. We are paying the costs of registering the shares.

     The market price of our common stock has fluctuated significantly since it was first traded. The last price that the shares were sold for on May 25, 2000, was $.84.

Summary Financial Data

The following financial information summarizes the more complete historical financial information enclosed in this prospectus. You should read the information below along with all other financial information and analyses in this prospectus. Please do not assume that the results below indicate results we will achieve in the future.

                                        Year Ended      Three Months
                                        December 31,        Ended
                                           1999        March 31, 2000
                                       ------------    ---------------
                                                         (unaudited)

     Current assets                     $  868,459      $ 1,295,155
     Equity investment                   1,027,376          994,590
     Property and equipment, net            52,064           48,007
     Total assets                        1,960,109        2,355,857
     Current liabilities                   362,030          126,350
     Working capital                       506,429        1,168,805
     Shareholders' equity                1,561,590        2,229,507



                            For the Periods Ended        Three Months
                                December 31,            Ended March 31,
                          ------------------------    -------------------
                              1999        1998        2000         1999
                            --------     -------        -----      ------
                                                   (unaudited)(unaudited)
Net sales                $1,100,076  $1,656,649     $226,438     $216,842
Gross profit                163,424     278,672       53,136      26,093
Operating loss             (954,220)    (419,184)   (147,395)    (165,009)
Equity in net earnings
     (loss) of investment    33,467                 -      (47,786)        -
Net loss                  $(825,076)  $(447,255)   $(168,180)   $(30,810)


                                 RISK FACTORS

     You should carefully consider the risks and uncertainties described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.
Our business, financial condition, or operating results could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

RISKS RELATING TO OUR BUSINESSES

We May Be Unable To Complete And Integrate Acquisitions

     We intend to grow through the acquisition of businesses and assets that will complement our current businesses. We cannot be certain that we will be able to complete attractive acquisitions, obtain financing for acquisitions on satisfactory terms, or successfully acquire identified targets. We may not be successful in integrating acquired businesses into our existing operations. This integration may result in unanticipated liabilities or unforeseen operational difficulties, which may be material, or require a disproportionate amount of management's attention. Competition for acquisition opportunities in our industries may rise, thereby increasing our cost of making acquisitions or causing us to refrain from making further acquisitions.

     We intend to consider acquisitions of and alliances with other companies in industries that could complement our business, including the acquisition of entities in diverse geographic regions and entities offering greater access to industries and markets that we do not currently serve. We cannot provide assurance that suitable acquisition or alliance candidates can be identified or, if identified, that we will be able to consummate such transactions. We also cannot assure that we will be able to integrate successfully any acquired companies into our existing operations, which could increase our operating expenses. Moreover, any acquisition may result in potentially dilutive issuances of equity securities, incurrence of additional debt, and amortization of expenses related to goodwill and intangible assets, all of which could adversely affect our profitability. Acquisitions involve numerous risks, such as diverting attention of our management from other business concerns, our entrance into markets in which we have had no or only limited experience, and the potential loss of key employees of the acquired company, any of which could have a material adverse effect on our business, financial condition and operating results.

Our Success Will Depend On Our Ability To Attract And Retain Key Personnel. If We Are Unable To Attract And Retain Key Personnel, We Will Be Unable To Succeed In Our Business Plan.

     Our success depends on the continued services of our senior management and key employees, particularly Messrs. Moorer and Payne, as well as our ability to attract additional members to our management team with experience in the steel fabrication and protective equipment industries. Although we intend to implement a stock option plan designed to retain key management and other employees, and we believe that we offer competitive compensation to such personnel other than with Mr. Moorer, we have no employment agreements with our management or key employees. The unexpected loss of the services of any of our management or other key personnel, or our inability to attract new management when necessary, could have a material adverse effect upon us.

The Industries In Which We Operate Are Highly Competitive

     The industries in which we operate are highly competitive in all product and service lines. Some of our competitors have significantly greater financial resources, larger facilities and operations and depth and experience of personnel. In the security industry, some of our competitors have more recognizable trademarks for products similar to those sold by us. In addition, our competitors may develop or improve their products, which could render our products obsolete or less marketable. The security industry is extremely competitive and highly fragmented. We expect that the level of competition will increase in the future. We cannot assure you that we will be able to continue to compete successfully.

     Many small and various large companies offer fabrication, erection, and related services that compete with those we provide. Local and regional companies offer competition in one or more of our geographic markets or product segments. Out of state or international companies may provide competition in any market. We compete for every project we obtain. Although we believe customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, safety record and reputation, price competition usually is the primary factor in determining which qualified contractor with available equipment is awarded a contract. Competition has resulted in pressure on pricing and operating margins, and the effects of competitive pressure in the industry may continue. Many of our competitors have greater capital and other resources than we do and are well established in their respective markets. We cannot assure that our competitors will not substantially increase their commitment of resources devoted to competing aggressively with us or that we will be able to compete profitably with our competitors.

We Are Subject To Extensive Government Regulation

     We are subject to federal licensing requirements with respect to the sale in foreign countries of certain of our protective equipment products. In addition, we are obligated to comply with a variety of federal, state and local regulations governing certain aspects of our operations and the workplace, including regulations promulgated by, among others, the U.S. Departments of Commerce, State and Transportation, and the U.S. Environmental Protection Agency

     To the extent that we sell our products internationally, we are subject to the Foreign Corrupt Practices Act and other laws which prohibit improper payments to foreign governments and their officials by U.S. and other business entities. We operate in countries known to experience endemic corruption.
Our activities in such countries, though limited, create the risk of an unauthorized payment by an employee or agent of ours that would be in violation of various laws including the Foreign Corrupt Practices Act. Violations of the Foreign Corrupt Practices Act may result in severe criminal penalties that could have a material adverse effect on our business, financial condition, and operating results.

     Many aspects of our operations are subject to governmental regulations in the United States, including regulations relating to occupational health and workplace safety, principally the Occupational Safety and Health Act and regulations thereunder. In addition, we are subject to licensure and we hold or have applied for licenses in each of the states in the United States in which we operate and in certain local jurisdictions within such states. Although we believe that we are in material compliance with applicable laws and permitting requirements, there can be no assurance that we will be able to maintain this status. Further, we cannot determine to what extent our future operations and earnings may be affected by new legislation, new regulations, or changes in or new interpretations of existing regulations.

The Failure of Our Products Could Give Rise To Product Liability Claims

     Our protective equipment products are used in applications where their failure could result in serious personal injuries and death. We believe that the insurance coverage that we maintain is adequate under the circumstances. However, we cannot assure that this coverage would be sufficient to cover the payment of any potential claim. In addition, we cannot assure that this or any other insurance coverage will continue to be available or, if available, that we will be able to obtain it at a reasonable cost. Any substantial uninsured loss could have a material adverse effect on our business, financial condition, and operating results. In addition, the inability to obtain product liability coverage would prohibit us from bidding for orders from certain municipal customers since, at present, many municipal bids require such coverage, and any such inability would have a material adverse effect on our business, financial condition and operating results.

There Are Limited Sources For Some Of Our Raw Materials

     The primary raw material that we use in manufacturing ballistic-resistant garments is Spectrashield, a patented product of Honeywell. Although we enjoy a good relationship with Honeywell, if our supply of that material were cut off or if there were a material increase in the prices of that material, our manufacturing operations could be severely curtailed and our business, financial condition and operating results would be materially adversely affected.

     Although the raw materials we use in our steel fabrication business are available from numerous suppliers, steel prices have risen in the past and may rise again. An unexpected rise in the price of steel or other raw materials would increase our costs on projects, and could result in reducing our profit margins, or even create losses on certain projects.

Many Of Our Customers Have Fluctuating Budgets

     Customers for our protective equipment products include law enforcement and governmental agencies. Government tax revenues and budgetary constraints, which fluctuate from time to time, can affect budgetary allocations for law enforcement. Many domestic and foreign government agencies have experienced budget deficits that have led to decreased spending in certain areas. Our operating results may be subject to substantial period-to-period fluctuations as a result of these and other factors affecting capital spending. A reduction of funding for law enforcement related to security products or funding for military base construction related to steel fabrication products could have a material adverse effect on our business, financial condition, and operating results.

We Are Dependent Upon Our Proprietary Technology

     We are dependent in our protective equipment business upon a variety of methods and techniques that we regard as proprietary trade secrets. We are also dependent upon a variety of trademarks, service marks, and designs to promote brand name development and recognition. We rely on a combination of trade secrets, copyright, patent, trademark, unfair competition and other intellectual property laws as well as contractual agreements to protect our rights to such intellectual property. Due to the difficulty of monitoring unauthorized use of and access to intellectual property, however, such measures may not provide adequate protection. In addition, there can be no assurance that courts will always uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology. Any unenforceability or misappropriation of our intellectual property could have a material adverse effect on our business, financial condition, and operating results. In addition, if we bring or become subject to litigation to defend against claimed infringement of our rights or of the rights of others or to determine the scope and validity of our intellectual property rights, such litigation could result in substantial costs and diversion of our resources which could have a material adverse effect on our business, financial condition and operating results.
Unfavorable results in such litigation could also result in the loss or compromise of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties, or prevent us from selling our products which could have a material adverse effect on our business, financial condition and operating results.

Our Steel Fabrication Business' Dependence on the Construction Industry may Create Variations in our Operating Results.

     Our steel fabrication business has experienced variations in its operating results because of a number of factors, many of which are outside our control. We expect that those variations may continue. In particular, our operating results may vary because of downturns in one or more segments of the building construction industry, changes in economic conditions, our failure to obtain, or delays in awards of, major projects, the cancellation of major projects, our failure to timely replace projects that have been completed or are nearing completion, or declines in the amount of our billings in excess of costs and recognized earnings on uncompleted projects. Any of these factors could result in the periodic inefficient or underutilization of our resources and could cause our operating results to fluctuate significantly from period to period, including on a quarterly basis.

     Our steel fabrication business earns virtually all of its revenues in the building construction industry, which is subject to local, regional, and national economic cycles. Those revenues and cash flows depend to a significant degree on major construction projects in various industries, including government military installations, commercial offices and hotels, and school systems, each of which industries may be adversely affected by general or specific economic conditions. If construction activity declines significantly in our principal markets, our business, financial condition and operating results would be adversely affected.

     When we bid on projects, we estimate our costs, including projected increases in costs of labor, materials, and services. Costs and gross profit realized on a fixed price contract may vary from estimated amounts because of unforeseen conditions or changes in job conditions, variations in labor and equipment productivity over the terms of contracts, higher than expected increases in labor or material costs, and other factors. These variations could have a material adverse effect on our business, financial condition, and operating results for any period.

     We routinely rely on subcontractors to perform a portion of our fabrication and all of our project detailing to fulfill projects that we cannot fulfill in-house due to capacity constraints, or that are in markets in which we have not established a strong local presence. In order to complete these projects successfully we must retain and successfully manage these subcontractors. Any difficulty we may have in attracting and retaining qualified subcontractors on terms and conditions favorable to us could have an adverse effect on our ability to complete these projects in a timely and cost effective manner.

Our Use of Percentage of Completion Accounting May Adversely Affect Operating Results in Future Periods.

     We recognize steel fabrication revenues using the percentage of completion accounting method. Under this method, we recognize revenue based on the ratio that costs incurred to date bear to the total estimated costs to complete the project. We estimate losses on contracts in full when we determine that we will incur a loss on the project. We frequently review and revise revenues and total cost estimates as work progresses on a contract and as contracts are modified. Accordingly, we reflect revenue adjustments based upon the revised completion percentage in the period that estimates are revised. Although we base revenue estimates on management assumptions supported by historical experience, these estimates could vary materially from actual results. To the extent percentage of completion adjustments reduce previously reported revenues, we would recognize a charge against operating results, which could have a material adverse effect on our operating results for the applicable period.

The Concentration of Our Steel Fabrication Operations in One Industry and in One Geographical Region May Create Periodic Fluctuations of Our Revenues.

     Our fabrication and erection operations currently are conducted primarily in the governmental sector of the construction industry, which has experienced substantial growth during recent years. Because of this concentration, future construction activity and our business may be adversely affected in the event of a downturn in economic conditions existing in the governmental sector, including military base construction as well as commercial construction in the Oklahoma area and in the Southern United States generally. Factors that may affect economic conditions include increases in interest rates or limitations in the availability of financing for construction projects, decreases in the amount of funds budgeted for governmental projects, decreases in capital expenditures devoted to the construction of plants, distribution centers, industrial facilities, hotels, office buildings, convention centers, and other facilities, and downturns in occupancy rates, office space demand, tourism and convention related activity and population growth.

The Nature of Our Operations Creates Risks of Costly Litigation and Damages that We May not Be Adequately Insured Against.

     Construction and heavy steel plate weldments involve a high degree of operational risk. Natural disasters, adverse weather conditions, design, fabrication, and erection errors, and work environment accidents can cause death or personal injury, property damage and suspension of operations. Furthermore, delays in project deliveries can result in significant back charges and/or liquidated damages. The occurrence of any of these events could result in loss of revenues, increased costs, and liability to third parties. Although we are not currently involved in any such claims, we are subject to litigation claims in the ordinary course of our business, including backcharges and liquidated damage claims, and the resultant lawsuits asserting substantial claims. Currently, we do not maintain any reserves for potential litigation, and we expense litigation costs if and when we incur them. We maintain risk management, insurance, and safety programs intended to prevent or mitigate losses. There can be no assurance that any of these programs will be adequate or that we will be able to maintain adequate insurance in the future at rates that we consider reasonable.

The Nature of Our Business may Create Liquidity Problems.

     Since our inception we have incurred continuing losses, including $825,076 in 1999 and $447,255 in 1998, respectively. If losses continue and/or we are unable to raise adequate capital to fund future operations, we may be required to curtail operations, liquidate assets or enter into capital or financing arrangements on terms which may have an adverse effect on future operations.

     Our steel fabrication operations require significant amounts of working capital to procure materials for contracts to be performed over relatively long periods, and for purchases and modifications of heavy-duty and specialized fabrication equipment. In addition, our contract arrangements with customers sometimes require us to provide payment and performance bonds and, in selected cases, letters of credit, to partially secure our obligations under our contracts, which may require us to incur significant expenditures prior to receipt of payments. Furthermore, our customers often will retain a portion of amounts otherwise payable to us during the course of a project as a guarantee of completion of that project. To the extent we are unable to receive project payments in the early stages of a project, our cash flow would be reduced, which could have a material adverse effect on our business, financial condition and operating results. To finance our operations, we are customarily highly leveraged, which creates a substantial risk that we would be unable to make timely payments on our debt.

     Structural's notes payable and line of credit have various financial and operational covenants, including certain working capital and debt to equity ratios, operating cash flow to annual debt service ratios, net worth requirements, a limitation on capital expenditures, and a minimum cash flow
requirement.   It was not in compliance with certain covenants as of December
31, 1999 and as of March 31, 2000. It is currently seeking a waiver of said covenants. Management believes the waiver will be granted; however, we have included the related indebtedness as a current liability until such time that the waiver has been granted.

We May Be Adversely Affected By Applicable Environmental Laws

     We are subject to federal, state, and local laws and regulations governing the protection of the environment, including those regulating discharges to the air and water, the management of wastes, and the control of noise and odors. We cannot assure you that we are at all times in complete compliance with all such requirements. Like all companies, we are subject to potentially significant fines or penalties if we fail to comply with environmental requirements. We have made and will continue to make capital expenditures in order to comply with environmental requirements.
Environmental requirements are complex, change frequently, and could become more stringent in the future. Accordingly, we cannot assure you that these requirements will not change in a manner that will require material capital or operating expenditures or will otherwise have a material adverse effect on us in the future.

     Our operations and properties are affected by numerous federal, state and local environmental protection laws and regulations, such as those governing discharges to air and water and the handling and disposal of solid and hazardous wastes. Compliance with these laws and regulations has become increasingly stringent, complex, and costly. There can be no assurance that such laws and regulations or their interpretation will not change in a manner that could materially and adversely affect us. Certain environmental laws, such as the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and its state law counterparts, provide for strict and joint and several liability for investigation and remediation of spills and other releases of toxic and hazardous substances. These laws may apply to conditions at properties currently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which wastes or other contamination attributable to an entity or its predecessors come to be located. Although we have not incurred any material environmental related liability in the past and we believe that we are in material compliance with environmental laws, there can be no assurance that we will not incur such liability in connection with the investigation and remediation of facilities we currently operate (or formerly owned or operated) or other locations in a manner that could materially and adversely affect us.

Delaware Law May Limit Possible Takeovers

     Our certificate of incorporation makes us subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits publicly held Delaware corporations to which it applies from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. This provision could discourage others from bidding for our shares and could, as a result, reduce the likelihood of an increase in our stock price that would otherwise occur if a bidder sought to buy our stock.

Delaware Law And Our By-Laws Protect Our Directors From Certain Types Of
Lawsuits.

     Delaware law provides that our directors will not be liable to us or our stockholders for monetary damages for all but certain types of conduct as directors. Our Bylaws require us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing stockholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances. We have also entered into indemnity agreements with each of our directors and officers, and we have directors' and officers' liability insurance.

RISKS RELATED TO OUR SHARES

The Market Price For Our Common Stock Is Volatile

     The market price for our common stock has been highly volatile. We believe that a variety of factors, including announcements by us or our competitors, quarterly variations in financial results, trading volume, general market trends, and other factors, have caused, and may in the future cause the market price of our common stock to fluctuate substantially. Due to our relatively small size, our winning or losing a large contract may have the effect of distorting our overall financial results.

We Will Have Broad Discretion To Allocate Any Proceeds We Receive From The Exercise Of Warrants. We Cannot Guarantee That The Monies Received Will Improve Our Operations.

     Any monies we may receive from the exercise of the warrants have been allocated generally to provide funds for future acquisitions and for working capital for operations. As such, we will use funds as they are received for such purposes and in such proportions as we deem advisable. While we will apply the proceeds in a manner consistent with our fiduciary duty and in a manner consistent with our best interests, we cannot assure you that the monies received will result in any present or future improvement in our operating results.

We Currently Do Not Intend To Pay Dividends

     We currently do not intend to pay any cash dividends on our common stock. We currently intend to retain any earnings for working capital, repayment of indebtedness, capital expenditures, and general corporate purposes.

The Sales of Restricted Securities and Shares underlying Options and Warrants Could Adversely Affect the Market Price of our Common Stock.

     Actual sales or the prospect of future sales of shares of our common stock under Rule 144, and sales or the prospect of sales of shares by means of this prospectus may have a depressive effect upon the price of, and market for, our common stock. As of March 31, 2000, 3,571,662 shares of our common stock were issued and outstanding. An additional 40,000 shares were issued in the first quarter of 2000, so that as of April 27, 2000, there were 3,611,662 shares outstanding. Approximately 475,000 of those shares are not presently available to be sold in the public market. If all of the warrants are exercised, an additional 3,600,000 shares will be issued, or a 100% increase in our shares. Upon the effectiveness of the registration statement of which this prospectus is a part, all of the shares that are issued upon exercise of the warrants, as well as 300,000 of the restricted shares, will be newly available for sale on the open market.

     We cannot predict what effect, if any, that sales of shares of common stock, or the availability of these shares for sale, will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market will probably adversely effect prevailing prices for our common stock and could impair our ability to raise capital in the future through the sale of equity securities.

The Exercise Of Outstanding Options And Warrants And/Or Our Ability To Issue Additional Securities Without Stockholder Approval Could Have Substantial Dilutive And Other Adverse Effects On Existing Stockholders And Investors In This Offering.

     We are authorized to issue up to 1,000,000 shares of preferred stock. We can fix and determine the relative rights and preferences of preferred shares and may issue these shares without further stockholder approval. As a result, we could authorize the issuance of a series of preferred stock that would:

     -    grant to holders preferred rights to our assets upon liquidation;

     - grant to holders the right to receive dividend coupons before dividends would be declared to common stockholders; and

     - grant to holders the right to the redemption of those shares, together with a premium, prior to the redemption of common stock. Common stockholders have no redemption rights.

     We also have the authority to issue additional shares of common stock and to issue options and warrants to purchase shares of our common stock without stockholder approval. We could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval. At March 31, 2000, we had outstanding options exercisable to purchase up to 270,000 shares of common stock at a weighted average exercise price of $.96, and warrants exercisable to purchase up to 1,628,712 shares of common stock at an exercise price of $7.50 per share. We also issued warrants to purchase 3,600,000 shares of common stock, exercisable at a weighted average price of $1.06 per share, in January 2000. Holders of the options or warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms which are more favorable to us than the exercise terms provided by such options or warrants. Exercise of these warrants and options could have a further dilutive effect on existing stockholders and you as an investor in this Offering. See "Description of Securities."

The Trading Volume of Our Common Stock May Diminish Significantly if Our Common Stock is Prohibited from Being Traded on the Nasdaq Small Cap Market.

     The over-the-counter markets for securities such as the shares offered hereby historically have experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in our industry and investment markets generally, as well as economic conditions and quarterly variations in our operating results, may adversely affect the market price of our common stock.

     Although our common stock is currently included in Nasdaq Small Cap Market, there can be no assurance that they will remain eligible to be included in Nasdaq. At December 31, 1999, our net tangible assets were slightly below the level required to maintain the listing of our common stock on Nasdaq. We believe that our net tangible assets were above the required level as of March 31, 2000. Nevertheless, in the event that our common stock were no longer eligible to be included in Nasdaq, trading in our common stock could be subject to rules adopted by the Commission regulating broker-dealer practices in connection with transactions in "penny stocks" which could materially, adversely affect the liquidity of our securities. The regulations define a penny stock as any equity security not listed on a regional or national exchange or Nasdaq that has a market price of less than $5.00 per share, subject to certain exceptions. The material, adverse effects of such designation could include, among other things, impaired liquidity with respect to our securities and burdensome transactional requirements associated with transactions in our securities, including, but not limited to, waiting periods, account and activity reviews, disclosure of additional personal financial information and substantial written documentation. These requirements could lead to a refusal of certain broker-dealers to trade or make a market in our securities.

                          FORWARD-LOOKING STATEMENTS

     We believe that it is important to communicate our expectations to our investors. Accordingly, this prospectus contains discussion of events or results that have not yet occurred or been realized. Certain of the matters discussed concerning our operations, economic performance, financial condition, including in particular the execution of acquisition strategies, expansion of product lines and increase of distribution networks or product sales, are areas, among others, which include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as, "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. You should read forward-looking statements carefully because they discuss our future expectations, contain projections of our future operating results or of our financial position, or state other expectations of future performance. The actions of current and potential new competitors, changes in technology, seasonality, business cycles, and new regulatory requirements are factors that impact greatly upon strategies and expectations and are outside our direct control. There may be events in the future that we are not able accurately to predict or to control. The factors listed in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ from the expectations we express in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the section caption "Risk Factors" and elsewhere in this prospectus could materially adversely affect our business, financial condition, and operating results.

                                  TRADEMARKS

     The Spectra(-Registered Mark-) Spectra Shield(-Registered Mark-), Spectra Flex(-TM-), Gold Shield(-TM-) and Gold Flex(-TM-) trademarks included in this prospectus are owned by Honeywell International, Inc.

                                CAPITALIZATION

     The following table sets forth our cash, short-term debt, and total capitalization as of December 31, 1999. We have not made any adjustment for the possible exercise of any options or warrants, although shares sold under this prospectus would have been acquired by the Selling Shareholder through exercise of warrants.

     This section should be read in conjunction with the financial statements and notes to the financial statements included elsewhere in this prospectus.


                                           As of          As of
                                       December 31,     March 31,
                                           1999           2000
                                       -------------  ------------
                                                       (unaudited)
Cash and cash equivalents               $ 191,690      $ 766,270
Short-term debt                            33,133         55,825
Long term debt, net of current portion     36,489              -
Stockholders' equity:
Preferred stock, $.20 par value,
   1,000,000 Shares authorized;
   no shares issued and outstanding
Common stock, $.001 par value;
   30,000,000 shares authorized;
   2,762,668 shares issued and
   outstanding on December 31, 1999;
   3,167,168 shares issued and
   outstanding on March 31, 2000             2,763         3,572
Additional paid-in capital               4,660,908     5,496,196
Accumulated deficit                     (3,102,081)   (3,270,261)
                                      -------------  ------------

Total stockholders' equity               1,561,590     2,229,507
                                      -------------  ------------
Total capitalization                    $1,598,079    $2,229,507
                                      =============  ============


                                DIVIDEND POLICY

   We have never declared or paid any dividends on our capital stock. We do not intend to pay dividends on our share of common stock. We intend to retain all future earnings, if any, for use in our business. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements, and surplus, general financial condition, contractual restrictions, and other factors as the board of directors may deem relevant.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the offer and sale of the shares; however, 3,600,000 of the shares being offered are issuable upon the exercise of warrants. If all of those warrants are exercised, we will receive proceeds of $3,825,000. The selling stockholders will not pay any of the expenses that are incurred in connection with the registration of the shares, but they will pay all commissions, discounts, and other compensation to any securities broker-dealers through whom they sell any of the shares.

     We will utilize the net proceeds, if any, realized from the exercise of the warrants for acquisitions, working capital, and for general corporate purposes, at our discretion. Actual expenditures may vary substantially depending upon economic conditions and opportunities we are unable to identify at this time.


                         THE MARKET FOR OUR SECURITIES

     Our common stock trades on the Nasdaq Small Cap Market under the symbol "GRDN."

     The following table sets forth the high and low sales prices for each quarter during 1998 and 1999 and for the first and second quarters of 2000.

                                        Common Stock
                                   -----------------------
Quarter Ended                      Low                 High
-------------                      ---                 ----

March 31, 1998                     $1.33               $2.88
June 30, 1998                      $2.19               $3.31
September 30, 1998                 $2.00               $3.75
December 31, 1998                  $1.25               $3.81
March 31, 1999                     $1.04               $1.88
June 30, 1999                      $1.19               $2.12
September 30, 1999                 $1.18               $1.50
December 31, 1999                  $1.06               $2.12
March 31, 2000                     $1.00               $4.50
June 30, 2000 (through May 25,
   2000)                           $0.81               $1.44


     There were 71 record holders and approximately 1,400 beneficial owners of our common stock as of April 27, 2000.

     No dividends have been declared or paid by the Company, nor does the Company anticipate paying cash dividends on the shares of common stock in the foreseeable future.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth our selected consolidated financial data. You should read this information together with our financial statements and the notes to those financial statements beginning on page F-1 of this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The selected balance sheet and statement of operation data is derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus and is qualified by reference to these consolidated financial statements and the related notes thereto.

Statements of Operations Data

                                 Years Ended             Three Months
                                December 31,            Ended March 31,
                          ------------------------    -------------------
                              1999         1998        2000         1999
                            --------      -------      -----       ------
                                                    (unaudited) (unaudited)

Net Sales                  $1,100,076        $      1,656,649  $   226,438 $
216,842
Gross Profit                 163,424       278,672     53,136       26,093
Operating Expenses         1,117,644       697,856    200,531      191,102
Operating Loss              (954,220)     (419,184)  (147,395)    (165,009)
Loss Before Earnings From
     Equity Investment      (858,552)     (447,255)  (120,394)     (30,810)
Net Loss                   $(825,076)    $(447,255) $(168,180)    $(30,810)
Basic and Diluted Loss
     Per Share (1)         $    (.62) $       (.40) $    (.06)       $(.02)
Weighted Average Number of
  Share Outstanding        1,338,513     1,120,310  2,992,363    1,243,831


(1) Based upon the weighted average number of shares outstanding for the years ended December 31, 1998 and 1999; and for the three-months ended March 31, 2000 and 1999.

Balance Sheet Data


                              At December 31,  At March 31
                                   1999           2000
                              ---------------  -----------
                                               (Unaudited)
Total Assets                    $1,960,109     $2,355,857
Working Capital                    506,429      1,168,805
Total Liabilities                  398,519        126,356
Accumulated Deficit             (3,102,081)    (3,270,261)
Stockholders' Equity            $1,561,590     $2,229,507


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     The following discussion of our financial condition and operating results should be read in conjunction with the consolidated financial statements and related notes thereto.

Overview

ARMOR:

          In late 1999, we decided to restructure our armor business in order to achieve profitability. We began implementing the restructuring plan during the first quarter of 2000 with full implementation expected by the end of the second quarter. The successful implementation of the restructuring strategy is intended to produce positive cash flow in the armor business by year-end. The basic elements involved in the strategy are outlined below:

      (a) To develop new products that will make us more competitive in the market.

          - During the first quarter of 2000 management worked with several composite material vendors to develop new lightweight ballistic material packages that will reduce the material cost component of each vest.
          - The first product developed, the CENTURIAN 2000, was certified by the National Institute of Justice (NIJ) in two models. Law enforcement personnel certified the Undergarment model at NIJ Threat Levels II and III-A in male and female styles for use. The SWAT vest was certified at NIJ Threat Level III-A.
          - These vest models are constructed with Honeywell's latest technological advancement -Spectra Shield Plus Flex (a non-woven material) and Spectra woven fabric to produce a lightweight and flexible vest.
          - In addition, we are currently developing the POLARIS 2000, the lightest and lowest cost product we have developed to date.
               The POLARIS 2000 will utilize an entirely new ballistic material package. Development and NIJ testing and certification is due to be completed by the end of the second quarter.

     (b) To retain experienced senior management and sales personnel able to capitalize on the newly developed, light weight, lower priced armor products in order to increase sales volume.

          - In early May 2000, we retained the services of Steven Young, an experienced industry professional. Mr. Young will become our Chief Operating Officer responsible for the day to day operations of our armor business.

      (c) To outsource our manufacturing operation to reduce labor and overhead costs.

          - In conjunction with bringing Mr. Young on board, we decided to relocate manufacturing to North Carolina, the heart of the textile belt and Mr. Young's base of operation. We expect to complete the relocation process during the early part of the third quarter.

     In addition to the aforementioned restructuring of the armor business, we continue to research private companies in the security and safety products industry with profitable operations as potential acquisition candidates that would compliment our body armor business. We anticipate that we will use funds received from our private placement and the exercise of common stock options (see liquidity and capital resources), coupled with our common stock, to acquire a company in the security and safety products business.

STRUCTURAL HOLDINGS:

          During 1999, we sold our land and building. We used the proceeds from the sale to purchase 50% of the outstanding shares of common stock of Structural Holdings, Inc., a Delaware holding company (Structural).
Structural has no operations and was formed specifically to purchase 100% of the outstanding shares of common stock of H&M Steel, Inc., an Oklahoma corporation (H&M). Structural purchased H&M in 1999 for approximately $5,000,000. The purchase resulted in the recognition of approximately $3,025,000 of goodwill that is being amortized over 15 years. The purchase was financed by Structural with approximately $1,700,000 in cash (of which $850,000 was paid by the Company), a $650,000 note payable to the seller and a 3-year $2,650,000 term loan from a financial institution. Additionally, H&M obtained a 3-year $2,350,000 revolving line of credit from the same financial institution.

     H&M is engaged in the business of structural steel fabrication. Through our investment in Structural we have embarked on an aggressive acquisition campaign in the area of structural steel fabrication. We believe this fragmented industry represents an opportunity to complete a consolidation strategy. Since the acquisition of H&M, Structural has executed letters of intent for three additional fabricators. We expect Structural to close on one of the acquisitions during the second quarter and we anticipate closing the remaining two opportunities during the third quarter of 2000. Our portion of the funding for these acquisitions by Structural will come from external equity capital and debt financing.


Results of Operations (Armor)

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Net sales for 1999 were $1,100,076 compared to $1,656,649 in 1998, a decrease of $556,573 or 33.6%. Sales in 1999 lagged behind 1998 due to limited government funding of local law enforcement programs. Although the "Bulletproof Vest Partnership Act of 1998" was enacted, the funding for this program was slow. In addition, the funding that was received did not materialize in quantities expected by industry. The "Bulletproof Vest Partnership Act of 1998" provides matching funds to law enforcement agencies for purposes of procuring body armor for law enforcement personnel. In essence, the matching funds would cover roughly half of the cost of procuring body armor. Due to the slow nature and quantity of funding available under this program, many procurement departments delayed the purchase of body armor. Revenues in 1999 were also negatively impacted by a smaller than anticipated order from a distributor that supplies armor products to an allied government. A similar order in 1998 from this same distributor was nearly double the size of the 1999 order.

     Our gross profit in 1999 was $163,424 or 14.8% compared to gross profit of $278,672 or 16.8%. As the gross margin percentage remained relatively stable, the reduction in gross margin dollars of $115,248 was the result of reduced sales volume.

     Total operating expenses of $1,117,644 during 1999 were comprised of selling expenses of $83,955 and general and administrative expenses of $1,033,689. Total operating expenses of $697,856 during 1998 were comprised of selling expenses of $129,070 and general and administrative expenses of $568,786. Selling expenses decreased $45,115 primarily from reduced sales consultant costs. Management increased general and administrative expenses by $464,903 in order to properly position the Company for long-term growth and was attributable primarily to the following:

     a) Salary, travel and related costs of $118,500. These costs were partially offset by $45,000 in fees we are to receive under a management contract with Structural. Our fees under the management contract will increase significantly when Structural completes another acquisition.

     b) $30,000 in audit fees we incurred in connection with the acquisition of H&M by Structural.

     c) Rent expense of $50,000 associated with our manufacturing operation in Dulles, Virginia for the period April 1, 1999 to December 31, 1999. Prior to this time, we owned the building that housed our manufacturing operation and therefore did not incur rent expense.

     d) Increased investor relations fees of $65,000 related to actual cash payments and options granted to an outside firm to assist us in the dissemination of information to the investing public.

     e) Consulting fees paid to an officer and director of $169,000 ($64,000 in the value of stock grants and the balance in cash) and $50,000 paid to a related party entity for financial advisory services.

     Other income was $95,668 in 1999 compared to other expenses of $28,071 in 1998. Other income recorded in 1999 was comprised of the gain on sale of the Company's land and building of $107,974 and rental income of $49,233 received prior to the building sale. Partially offsetting 1999 other income were miscellaneous expenses of $62,533. Other expense in 1998 was comprised of interest expense of $100,717 related to loans associated with our building prior to its sale and costs incurred related to a failed acquisition of $111,423. These expenses were partially offset by rental income of $184,069.

     We incurred a net loss in 1999 of $825,076 or $.62 per share compared to a net loss of $447,255 or $.40 per share for 1998. Lower sales volume coupled with increased general and administrative expenses (discussed in detail above) produced a loss from armor operations of $954,220 for the period. Partially offsetting this loss was income of $33,476 from the Company's equity method investment for the period related to the Company recognizing its pro-rata share of earnings in Structural, the parent of H&M.

THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31,
1999

     Net sales for the three months ended March 31, 2000 were $226,438 compared to $216,842 for the same period in 1998, an increase of $9,586 or 4.4%.

     Our gross profit for the three months ended March 31, 2000 was $53,136 or 23.5% compared to gross profit of $26,093 or 12.0%. Gross margin as a percentage of sales nearly doubled during the current period because of reductions in direct labor and overhead costs.

     Total operating expenses for the three months ended March 31, 2000 were $200,531 comprised of selling expenses of $12,516 and general and administrative expenses of $188,015. Total operating expenses for the three months ended March 31, 1999 were $191,102 comprised of selling expenses of $12,952 and general and administrative expenses of $178,150. As selling expenses remained stable period to period, the increase in total operating expenses of $9,429 was attributable to the increase in general and administrative expenses. These costs were negatively impacted by one-time consulting costs of $25,000 ($20,000 in stock and $5,000 in cash) paid to a director of the Company pertaining to a one-year agreement signed in February 1999. These consulting costs will not be duplicated in future quarters.

     Other income for the three months ended March 31, 2000 was $27,001 compared to $134,199 during the same period a year ago. The decrease in other income during the current period of $107,198 resulted from the gain recognized during the first quarter of 1999 from the sale of our land and building. The gain recorded in 1999 was $109,759.

     We posted a net loss for the three months ended March 31, 2000 of $168,180 or $.06 per share compared to a net loss of $30,810 or $.02 per share for the three months ended March 31, 1999. Without the gain on sale of our land and building of $109,759, the net loss sustained for the three months ended March 31, 1999 would have been $140,569. Net results for the three months ended March 31, 2000 were negatively impacted by the recognition of a $47,786 loss associated with the our equity investment in Structural (see discussion below). Without the impact of the loss attributable to Structural, our net loss would have been $120,394.

Results Of Operations (Structural)

     The following discussion pertains to the results of operations of H&M (a wholly-owned subsidiary of Structural) for the three months ended March 31, 2000. Since we did not acquire our equity interest in Structural until April 1999, it is not possible to compare results of operations for the three months ended March 31, 2000 with results of operations for the same period a year ago. Therefore, this discussion will focus on comparisons, where relevant, of results of operations for the three months ended March 31, 2000 and results of operations for the nine months ended December 31, 1999 (pertaining to our ownership since April 01, 1999.

     H&M's revenues for the three months ended March 31, 2000 totaled $3,605,716 compared to $6,049,236 for the nine months ended December 31, 1999. First quarter 2000 revenues represent approximately 60% of the revenues recognized during all of 1999. The increase in revenues is attributable to increased production and shipping levels associated with increased backlog. H&M initiated a second shift in the middle of the fourth quarter of 1999. The positive effect of operating a second shift, coupled with increased production on the day shift, was not fully recognized until the first quarter of 2000. Additionally, design delays on two military base fabrication jobs caused significant delays in production and resulted in decreased revenues of approximately $3-$4 million for the nine months ended December 31, 1999. The fabrication of these two projects was shifted to the first quarter of 2000.

     Gross profit was $610,595, or 16.9% for the three months ended March 31, 2000 compared to $1,178,097, or 19.5% for the nine months ended December 31, 1999. Gross profit dollars during the first quarter increased on an average run rate basis (average of $204,000) per month compared to the run rate (average of $131,000) per month for the nine months ended December 31, 1999. The dollar increase in average monthly gross profit during first quarter is attributable to H&M's increased fabrication activities. The decrease in gross profit percentage during the first quarter is due principally to not recognizing any gross profit on one of the military base projects due to anticipated labor cost overruns incurred on the job to make up for time lost from the design delays.

     Operating expenses were $334,213, or 9.3% of revenues for the three months ended March 31, 2000 compared to $1,024,403, or 16.9% for the nine months ended December 31, 1999. The percentage of revenue decrease in operating expenses during the first quarter (9.3% versus 16.9%) is primarily attributable to increased revenues during the first quarter compared to the nine months ended December 31,1999. The increase in revenues is associated with delays in the two military base fabrication projects. Operating expense dollars for the three months ended March 31, 2000 have decreased on an average run rate basis (average of $111,000) per month compared to the run rate (average of $114,000) per month for the ten months ended December 31, 1999. This reduction is due principally to greater fabrication levels in the plant, which causes certain operating expenses to be included in cost of sales (following percentage of completion accounting).

     Earnings before interest, taxes, depreciation and amortization (EBITDA) was $442,170 or 12.3% of revenues for the three months ended March 31, 2000 compared to $616,528 or 10.2% of revenues for the nine months ended December 31, 1999. EBITDA dollars for the current quarter have increased on an average run rate basis (average of $147,000) per month compared to the run rate (average of $66,000) per month for the nine months ended December 31, 1999. The dollar increase in average monthly EBITDA is attributable to increased fabrication activities in the plant. The increase was partially offset by not recognizing any profit on one of the military base projects.

     Net income for the three months ended March 31, 2000 was $93,263 compared to a net loss of ($121,883) for the nine months ended December 31, 1999. The net income posted during the first quarter of 2000 is attributable to greater fabrication levels during the period, coupled with the revenue shift associated with project delays in 1999 on the two military base projects, which pushed fabrication on these jobs into the first quarter of 2000.

     We recorded our equity in estimated earnings of Structural totaling $33,476 at December 31, 1999, based on Structural's management's best estimate of profit on uncompleted contracts at the time our Form 10- KSB was required to be filed with the SEC. However, Structural had not completed the audit of its December 31, 1999 financial statements as of that date and the audit still has not yet been issued. Based on a change of estimate in the cost to complete certain jobs, Structural changed its percent of completion calculation at December 31, 1999, thereby reducing its net income to a net loss. As a result, we reduced our equity in earnings of Structural for the three months ended March 31, 2000 by $94,418, which represents 50% of the reduction in net income of Structural for the year ended December 31, 1999. This amount coupled with Structural's net income for the three months ended March 31, 2000 presented above of $46,632, results in a net equity loss of $47,786 for three months ended March 31, 2000 as recorded on our books. The December 31, 1999, unadjusted column below represents amounts prior to Structural's amounts prior to Structural's change in its estimate of percentage of completion. The December 31, 1999, adjusted column below represents amounts adjusted for Structural's change in its estimate of percentage of completion.

     The table below reflects the results of operations of H&M for the three months ended March 31, 2000 compared to the nine months ended December 31, 1999:


                          3 Months Ended 9 Months Ended   9 Months Ended
                             3/31/2000     12/31/1999        12/31/99
                            -----------    ----------      ------------
                                           (Adjusted)     (Unadjusted)
Net Revenues               $3,605,716     $6,049,236       $6,228,109
Cost of Goods Sold          2,995,121      4,871,139        4,775,306
Gross Profit Margin           610,595      1,178,097        1,452,803
EBITDA                        442,170        616,528          886,363
Interest Expense              105,026        248,577          248,577
Income Taxes                   87,000         47,000          129,000
Depreciation                   24,000         69,737           69,737
Amortization                  132,881        373,097          373,097
Net Income (Loss)              93,263       (121,883)          65,952


Liquidity And Capital Resources (Armor)

     During the twelve months ended December 31, 1999, we used net cash in operating activities of $391,893 compared with $331,182 in 1998. Cash used in operating activities was provided by $585,937 in available cash existing at the beginning of the year.

     In March 1999 we sold our land and building generating net cash of $883,000 after the repayment of a 1st mortgage on the facility in the amount of $1,857,000.

     In June 1999 we sold 133,334 shares of common stock generating proceeds of $100,000.

     The net proceeds from the sale of the building and the private placement proceeds referred to above were used to fund our 50% investment in Structural of $850,000, plus acquisition related expenses totaling $98,900.

     We do not anticipate any significant capital expenditures for property and equipment in the coming year.

     Our only long-term indebtedness at December 31, 1999 relates to a three-year premium financing arrangement for Director's and Officer's insurance in the amount of $36,489.

     During the three months ended March 31, 2000, we used net cash in operating activities of $159,268 compared with $102,865 during the same period last year. Cash used in operating activities was provided by $191,690 in available cash balances existing at the beginning of the year.

     We do not anticipate any significant capital expenditure for property and equipment in the coming year.

     We had Notes Receivable from unrelated parties of $150,000 at year-end. Following year-end, we collected $50,000 of this amount. The remaining balance of Notes Receivable is due June 30, 2000. Management is confident the Note will be paid in full on or before the due date, which will provide us an additional $100,000 of cash flow for working capital purposes.

     During the three months ended March 31, 2000, we raised additional equity capital of $225,000 and $480,000 through proceeds from a private placement of common stock and the exercise of common stock options, respectively. Included in the private placement were warrants to purchase common stock over a 6 month period that when exercised will provide additional proceeds of $3,825,000. We will use funds raised from these sources for acquisitions and general working capital requirements.

     From January 2000 through March 2000, options for 384,000 shares of common stock were exercised generating net proceeds to us of $480,000. We will use these funds for general working capital purposes.

     In January 2000 we sold 150,000 units (comprised of 2 common shares and 24 common stock purchase warrants) for $1.50 each receiving net proceeds of $225,000. The warrants have the following terms:


     WARRANT        PRICE          PERIOD*
     -------        ------         -------
     Class A        $.7500         30 days
     Class B        $.8750         60 days
     Class C        $1.000         90 days
     Class D        $1.125         120 days
     Class E        $1.250         150 days
     Class F        $1.375         180 days


* The exercise period begins upon the effective date of a registration statement registering the underlying shares of common stock issuable upon the exercise of these warrants. Warrants must be exercised in alphabetical order by warrant class. If any warrant is not exercised during the term of the warrant by an individual warrant holder, all remaining classes of warrants will automatically expire.

     Should all warrants be exercised we will receive additional proceeds from this offering of $3,825,000. These funds will be used for acquisitions and general working capital purposes.

Liquidity And Capital Resources (Structural)

     The following discussion pertains to the working capital position of H&M as of March 31, 2000. Since we did not acquire our equity interest in Structural until April 1999, it is not possible to compare changes in working capital for the three months ended March 31, 2000 with changes in working capital for the same period a year ago. Therefore, this discussion will focus on Structural's current working capital position and changes thereto since December 31, 1999 (our year-end).

     As of March 31, 2000, Structural had total current assets of $4,580,412 comprised of cash and equivalents of $5,260, net accounts receivable of $2,480,821, raw material inventory of $74,100, costs and related earnings in excess of billings of $1,974,164 and other current assets of $46,067.

     As of March 31, 2000, Structural had total current liabilities of $6,986,091 comprised of trade accounts payable of $2,076,173, the current portion of long term debt of $4,102,022, billings in excess of costs and related earnings on uncompleted contracts of $251,696 and other current liabilities of $556,200.

     Working capital deficit at March 31, 2000, was $2,405,679 compared to a working capital deficit at December 31, 1999, of $349,378.

     Structural increased property, plant and equipment from December 31, 1999 by $24,087 to $1,290,750. Structural believes that it's available funds, cash generated by operating activities and funds available under its bank credit facilities will be sufficient to fund ordinary capital expenditures. However, Structural may expand property, plant, and equipment through future acquisitions that will require additional equity and/or debt financing.

     Long-term debt at March 31, 2000, was $798,648 comprised of notes payable associated with the acquisition of H&M of $413,548, non-compete liability with the seller of H&M of $182,100 and deferred taxes of $203,000. Long term debt at December 31, 1999, was $3,081,095 comprised of H&M acquisition indebtedness of $2,245,557, line of credit liability of $410,964, non-compete liability with the seller of H&M of $205,574 and deferred taxes of $219,000. Since year-end, H&M acquisition indebtedness has been reduced $153,675.
Structural's line of credit balance has increased $1,237,113 since year-end. This increase is attributable to the growth in revenues (and related cost of goods sold) during the first quarter of 2000.

     H&M has a $2,350,000 3-year operating line of credit with a financial institution with two 1-year automatic renewal terms unless terminated earlier under certain conditions. Interest is at prime plus 1.5%. Additionally, for each quarter, the Company must pay an unused line of credit fee equal to 1/2% of the difference between $2,350,000 and the average outstanding daily balance. The amount of borrowing under the line of credit is limited to 80% of the net amount of eligible receivables, less any allowance for doubtful accounts.

     Structural's notes payable and line of credit with the financial institution are collateralized by all of H&M's assets and Structural Holdings, Inc.'s ownership in the common stock of H&M. Additionally, Structural Holdings has guaranteed the notes payable and line of credit.

     The notes payable and line of credit have various financial and operational covenants, including certain working capital and debt to equity ratios, operating cash flow to annual debt service ratios, net worth requirements, a limitation on capital expenditures and a minimum cash flow requirement. Additionally, the notes payable and line of credit restricts H&M's ability to pay dividends, salaries, and fees to the principals/shareholders of Structural. H&M was not in compliance with certain covenants as of December 31, 1999, and as of March 31, 2000. H&M is currently seeking a waiver of said covenants. Management believes the waiver will be granted, however, and has included the related indebtedness as a current liability until such time that the waiver has been granted.

     At March 31, 2000, Structural had executed Letters of Intent (LOI's) to acquire three separate structural steel fabrication entities. Each of the LOI's is subject to due diligence and adequate financing so as to not firmly obligate Structural to close unless substantially all terms and conditions of closing are acceptable to Structural. In order to close on certain of these potential acquisitions, Structural will require additional equity and/or debt financing.

                                   BUSINESS

General

     We are engaged in two different businesses:

     - the manufacture and distribution of ballistic protective equipment, and

     -    specialty steel fabrication.

Our Ballistic Protective Equipment Business

     We manufacture ballistic protective equipment, including equipment commonly referred to as body armor. Our product lines include four basic types of ballistic protective vests, K-9 ballistic protective vests, and assorted other ballistic protective devices, such as aircraft ballistic protective equipment and ballistic protective shields, blankets, and seat cover liners.

Overview of the Industry

     We participate in the global security industry through the manufacture of security products marketed to law enforcement and correctional personnel. Increasingly, governments, businesses, and individuals have recognized the need for our products to protect them from the risks associated with physical attacks and threats of violence.

     Certain industry studies estimate that worldwide expenditures for security products will grow at a compounded annual rate of 7.9% from approximately $14 billion in 1990 to approximately $60 billion in 2010. Although these statistics do not correlate directly to our product lines, we believe that the increasing spending in the private security sector is indicative of a greater demand for our products in the law enforcement, correctional and governmental sectors.

     In response to an increased emphasis on safety and protection, the number of police officers has increased significantly over the past several years.
By 1996 there were approximately 738,000 full-time sworn law enforcement officers in the U.S. In 1993, a U.S. Department of Justice survey of local police departments indicated that 65% of such organizations have purchased body armor for all of their officers, 60% supply their officers with pepper spray, 35% supply their officers with tear gas and 10% maintain inventories of stun grenades and less-than-lethal projectiles. In addition, the U.S. prison population has doubled since 1985 to approximately 1.8 million inmates in 1998. We believe this rise in the prison population has spurred demand from institutional correctional facilities for manufactured security products.

Our Products

     We manufacture and sell body armor products that are designed to protect against bodily injury caused by bullets. Our principal armor products are ballistic resistant vests and shields. Our line of ballistic protective vests provides varying levels of protection depending upon the configuration of ballistic materials and the standards (domestic or international) to which the armor is built. We recently introduced a lighter, more comfortable and flexible ballistic resistant vest under the brand name Thin Blue Line.

     Based on studies and testing performed at an independent testing laboratory and our own test experience, we believe that protective vests and equipment manufactured with Honeywell's high performance materials provide, pound for pound, greater ballistic protection and reduced blunt trauma to the wearer, at higher projectile velocities and with longer durability than similar equipment made with other forms of ballistic resistant materials.

Manufacturing

     We manufacture substantially all of our products under our own label at our facility in Dulles, Virginia.

Raw Materials

     We manufacture our products primarily with high performance Spectra 1000 woven fabric and non-woven composite ballistic materials Spectra Shield, Spectra Flex, Gold Shield, and Gold Flex. These materials are available only from Honeywell International, Inc., which holds the patent for the unidirectional fiber/resin process incorporating Spectra ultra high molecular weight polyethylene fibers. Honeywell also controls the proprietary thermoplastic process used to manufacture its Shield and Flex materials.

Our Customers

     Sales to the US government represented 23% of our total sales in 1999. Sales to municipal law enforcement agencies represented 20% of our total sales in 1999. Approximately 20% of our total sales were made to a distributor who purchased products on behalf of a foreign police and military organization.

Marketing and Distribution

     We market our products directly and through selected dealers of police equipment to local, state, and federal agencies, private security companies, and private individuals with legitimate security needs. Our marketing methods include personal sales presentations, advertising in magazines and periodicals aimed at the law enforcement profession, direct mail campaigns, and participation in selected trade shows and conferences. We also make joint presentations with other companies to bring together technical expertise, sales and marketing efforts, and production capabilities; and we respond to agency and department solicitations for bids and proposals.

     In June 1997, we entered into a four-year contract with the General Services Administration (GSA) - the federal government's principal procurement channel - that enables us to sell all of our products directly through GSA.

     We have our own home page (www.guardiantech.com) and E-Mail address (gti@interramp.com) that have become channels for marketing products in the United States and around the world.

     We subscribe to two marketing services: BidNet and FACNet. BidNet tracks bids and solicitations for proposals from local and state jurisdictions throughout the United States. FACNet provides information on federal procurements and is a required on-line service for GSA contract suppliers seeking to sell to the U.S. Department of Defense. In order to respond to Defense Department solicitation opportunities, we seek manufacturers of compatible products and/or materials with which we can match our technical expertise, sales and marketing efforts and production capabilities.

Our Competition

     The ballistic protective equipment business is highly competitive. We have at least five major competitors in the domestic law enforcement, federal government, and military markets,. We believe that the principal elements of competition in the sale of ballistic protective vests are (1) materials used in construction, (2) style and design of the vest, and (3) price. In the law enforcement and military markets, we frequently bid for orders in response to invitations for bidding which set forth product performance specifications. Although our products are priced slightly higher than that of our competition, we believe that our prices are justified by our products' better craftsmanship, the higher ballistic capability of the materials we use, the fact that our products generally provide more body area coverage, and the fact that we provide a longer warranty. In international markets, our competition consists of several American competitors and a few international companies.

Environmental Matters

     We are subject to federal, state, and local laws and regulations governing the protection of the environment, including those regulating discharges to the air and water, the management of wastes, and the control of noise and odors. While we always strive to operate in compliance with these requirements, we cannot assure you that we are at all times in complete compliance with all such requirements. Like all companies, we are subject to potentially significant fines or penalties if we fail to comply with environmental requirements. Although we have made and will continue to make capital expenditures in order to comply with environmental requirements, we do not expect material capital expenditures for environmental controls in 2000. However, environmental requirements are complex, change frequently, and could become more stringent in the future. Accordingly, we cannot assure you that these requirements will not change in a manner that will require material capital or operating expenditures or will otherwise have a material adverse effect on us in the future.

Our Specialty Steel Fabrication Business

     Through Structural Holdings, Inc., our 50%-owned subsidiary, we fabricate and erect structural steel for governmental, military, commercial and industrial construction projects such as dormitories, aircraft hangers, special operations centers, high and low rise buildings and office complexes, hotels and casinos, convention centers, sports arenas, shopping malls, and hospitals, and a variety of customized projects. We seek to differentiate our operations by offering complete, turnkey steel construction services featuring engineering, detailing, shop fabrication and field erection. Certain turnkey services are provided by subcontractors in the areas of detailing and erection. By offering an integrated package of steel construction services from a single source, we are able to respond more efficiently to the design and construction challenges associated with large, complex, ``fast track'' construction projects.

     We provide our integrated steel services primarily to general contractors and engineering firms, including, among others, the US Army Corps of Engineers, Flintco, McMasters, and Manhatten, that focus on a wide variety of projects, including hotels, office complexes, hospitals, shopping malls and centers, sports stadiums, restaurants, convention facilities, entertainment complexes, aircraft facilities, schools, churches and warehouses. Representative projects include: the Marriott Renaissance Hotel, Special Operations Aircraft Facility, Fine Airport Parking Facility, and Dobson Communications Corporate Office buildings. We maintain relationships with a number of local or regional general contracting and engineering firms.

Overview of Industry

     Companies engaged in the steel fabrication and erection industry prepare detailed shop drawings, fabricate, and erect structural steel and steel plate weldments, and perform related engineering services for the construction of various facilities. The primary customers for these services are private developers, general contractors, engineering firms, and governmental agencies involved in a variety of large scale construction projects. Historically, these customers have relied on multiple subcontractors to perform various services to complete a single project, primarily because few companies in this industry offer fully integrated engineering, detailing, fabrication and erection services.

     We believe that the steel fabrication and erection industry is highly fragmented and that many of our competitors are businesses operating in local or regional markets. Given the trend toward the use of fully integrated contractors and the large number of smaller companies engaged in this industry, we believe the industry may experience consolidation.

Business Strategy

     Our objective is to achieve and maintain a leading position in the geographic and project markets in which we compete by providing timely, high quality services to our customers, continuing to grow internally, and making selected strategic and consolidating acquisitions. We believe that the steel fabrication industry will continue to be characterized by large, complex, fast track projects. The complexity and size of these projects requires companies with extended financial and operational capabilities. We intend to take advantage of this trend with our integrated service capabilities. Additionally, the fragmented nature of the industry provides us with opportunities for growth. We seek to achieve continued growth and diminish the impact of business and economic cycles by pursuing a growth strategy consisting of the following components:

     We are pursuing this objective with a strategy comprised of the following components:

     - Expand Revenue Base. We are seeking to expand our revenue base by internal growth and through making strategic acquisition, thereby leveraging our long-term relationships with regional and national construction and engineering firms, national and regional accounts, and other customers. We also intend to continue to grow our operations by developing new project capabilities and services and by targeting specific types of projects in which we have an existing reputation for expertise, such as military base projects. We believe that continuing to diversify our revenue base will reduce the impact of periodic adverse market or economic conditions.

     - Promote Internal Growth. We intend to pursue continued internal growth by adding sales and marketing personnel to dedicated, fast growing markets in which we are actively pursuing new projects, by further developing our engineering and design capabilities and fabrication capacity, and by continually updating our fabrication and detailing equipment and technologies. We believe that these efforts will enhance our market share, revenues, and operating income in our existing and targeted principal markets and improve our operating capacity.

     - Acquire Synergistic Businesses. We intend to pursue selective acquisitions of steel detailing, fabrication and erection companies that offer us increased plant facilities, opportunities to increase market share in selected geographic markets, penetration of new product market segments, and access to domestic and international markets targeted by us for geographic expansion. Such acquisitions may also provide the continued and additional benefits of increased purchasing efficiencies with respect to steel and other raw materials, payment and performance bonding and insurance premiums, and more efficient allocation and utilization of labor resources among projects within our geographic markets. We believe that many of our competitors operate primarily on a local or limited geographic basis and, while having established relationships in those markets, lack the resources to compete for large or more complex projects. In addition, the industry is highly fragmented with many of our competitors being closely or family held entities.

     - Manage Capacity Through Outsourcing. We increase our project capacity by outsourcing certain amounts of our detailing, fabrication and erection work to reputable subcontractors. Outsourcing has enabled us to effectively increase the capacity of our fabrication facilities while usually maintaining margins comparable to in-house services. We believe outsourcing will play a key role in our strategy to continue to expand our presence in selected international markets, where we typically provide design engineering and project management services and utilize local subcontractors for fabrication and erection. The ability to expand or contract capacity through the use of outsourcing provides us flexibility to meet changing market demands in a cost-effective manner.

     - Maintain Entrepreneurial Environment. We believe that our management and operating structure, which emphasizes quality, innovation, flexibility, performance and safety, has contributed significantly to profitability and the ability to develop new business in competitive or difficult economic environments. Our operating structure provides incentives to employees at all levels to focus on pursuing profitable growth opportunities, attaining financial objectives and delivering superior customer service.

     - Emphasize Innovative Services. We focuses our engineering, detailing, fabrication and erection expertise on distinct product segments requiring unique or innovative techniques, where we typically experience less competition and more advantageous negotiated contract opportunities. We have extensive experience in providing services requiring complex fabrication and erection techniques and other unusual project needs, such as specialized transportation, steel treatment or specialty coating applications. These service capabilities have enabled us to address such design sensitive projects as the Denver Courthouse.

     - Diversify Customer and Product Base. Although we seek to garner a leading share of the geographic and product markets in which we compete, we also seek to diversify our projects across a wide range of commercial, industrial, and specialty projects.

     We believe that our combined diversification into new geographic, specific product and national markets will enable us to expand our revenue base and to reduce the impact of periodic market or economic conditions adversely impacting one or more of our market segments.

Primary Markets and Products

     Our current principal geographic markets include the Southwest, principally Oklahoma, Texas, and Colorado.

     Our projects are awarded through a competitive bid process or are obtained through negotiation, in either case generally using fixed price or cost-plus pricing. While customers may consider a number of factors, including availability, capability, reputation, and safety record, price and the ability to meet customer imposed project schedules are the principal factors on which we obtain contracts. Generally, our contracts and projects vary in length from one to twelve months depending on the size and complexity of the project, project owner demands, and other factors.

     Our contract arrangements with customers sometimes require us to provide payment and performance bonds to partially secure our obligations under our contracts. Bonding requirements typically arise in connection with public works projects and sometimes with respect to certain private contracts.

Backlog

     We consider backlog an important indicator of our operating condition because our engineering, detailing, fabrication, and erection services are characterized by long lead times for projects and orders. We define our backlog of contract commitments as the potential future revenues to be recognized upon performance of contracts awarded to us. Backlog increases as new contract commitments are obtained, decreases as work is performed and the related revenues are recognized, and increases or decreases as modifications in work are performed under a contract.

Competition

     The principal geographic and product markets we serve are highly competitive. We compete with other contractors on a local and regional basis, and in certain cases, on a national basis. We have different competitors for each of our services and product segments and within each geographic market we serve. Among the principal competitive factors within the industry are price, timeliness of completion of projects, quality, reputation, and the desire of customers to utilize specific contractors with whom they have favorable relationships and prior experience. Certain of our competitors have financial and operating resources greater than ours.

Governmental Regulation

     Our operations are governed by and subject to government regulations, including laws and regulations relating to workplace safety and worker health, principally the Occupational Safety and Health Act and regulations thereunder. Our operations are subject to the risk of changes in federal, state, and local laws and policies that may impose restrictions on us. We believe that we are in material compliance with the laws and regulations under which we operate, and we do not believe that future compliance with such laws and regulations will have a material and adverse effect on us. We cannot determine, however, to what extent our future operations and earnings may be affected by new legislation, new regulations, or changes in or new interpretations of existing regulations.

     We are subject to licensure in each of the states in the United States in which we operate and in certain local jurisdictions within such states. We believe that we are in material compliance with all contractor licensing requirements in the various states in which we operate. The loss or revocation of any license or the limitation on any of our services thereunder in any state in which we conduct substantial operations could prevent us from conducting further operations in such jurisdiction and would have a material adverse effect on us.

Our Suppliers

     We currently purchase a majority of our steel and steel components from several domestic and foreign steel producers, suppliers, and warehouses. However, steel is readily available from numerous foreign and domestic steel producers and we are not dependent on any one supplier. We believe that our relationships with our suppliers are good. We have no long-term commitments with any of our suppliers. In recent periods, there has been an increased demand for steel from domestic mills and we have purchased a greater portion of our steel requirements from warehouses.

Our Employees

     As of March 31, 2000, we had 10 full time and 5 part time employees, including two full time and 2 part time employees in management and administration; one full time sales person; and seven full time and three part time employees in manufacturing. We consider our relationship with our employees to be good.

Legal Proceedings

     We are not presently involved in any material legal proceedings. However, construction in general and the fabrication and erection of structural steel and heavy steel plate in particular involve a high degree of operational risk. Adverse weather conditions, operator and other error, and other unforeseen factors can cause personal injury or loss of life, severe damage to or destruction of property and equipment, and suspension of operations. Litigation arising from such occurrences may result in the Company being named as a party to lawsuits asserting substantial claims or to administrative or criminal actions that may involve substantial monetary penalties or the restriction of the Company's operations in one or more jurisdictions. The Company may become a defendant in lawsuits from time to time, including lawsuits arising in the normal course of its business.

     We maintain workers compensation insurance that provides full coverage of statutory workers compensation benefits. We also maintain employer liability insurance in our principal geographic markets and umbrella coverage. We also maintain insurance against property damage caused by fire, flood, explosion, and similar catastrophic events that may result in physical damage or destruction of our facilities and property. All policies are subject to various deductibles and coverage limitations. Although management believes that our insurance is adequate for its present needs, there can be no assurance that we will be able to maintain adequate insurance at premium rates that management considers commercially reasonable, nor can there be any assurance that such coverage will be adequate to cover all claims that may arise.

Properties

     On March 31, 1999, we sold our land and building for $2,825,000. The building was constructed in 1997 for a total cost of $2,762,119 comprised of $237,339 for land and $2,524,780 in building costs. As a result of the sale we no longer received rental income from sublease agreements or incurred depreciation expense and other operating expenses associated with owning and managing a commercial building. Following the sale we signed a five-year lease to occupy 15,000 square feet of space for approximately $14,000 per month.

     Structural Holdings, operates through its wholly-owned subsidiary, H&M Steel, owns and operates its fabrication facilities which consist of five metals buildings containing approximately 40,000 square feet, located on 73.8 acres in Luther, Oklahoma. Structural also leases office space in Oklahoma City from which its estimating, marketing, accounting, and executive management services are provided. The monthly rent on the office space is $1,375; the lease is cancellable upon 30-days written notice.

                                  MANAGEMENT

Directors, Executive Officers and Key Employees

     Our executive officers and directors are listed in the table below and brief summaries of their business experience and certain other information with respect to them are set forth thereafter.


Name                     Age       Position
----                     ---       --------

Oliver L. North          56        Chairman of the Board, and Secretary
J. Andrew Moorer         38        President and CEO
Herbert M. Jacobi*       60        Director
Kevin L. Houtz*          37        Director
David W. Stevens*        64        Director
David R. Payne           42        President, Structural Holdings

-------------

*    Members of the Audit Committee

     Oliver L. North is our Chairman of the Board and Secretary. From our inception until February 1999 Mr. North was also our President and Chief Executive Officer. In February 1999, Mr. North resigned as President and CEO because of increased responsibilities associated with his broadcasting interests. Mr. North graduated from the United States Naval Academy in June 1968 and served in the United States Marine Corps for twenty years. His service included a tour of duty in Vietnam where he earned a Silver Star for heroism, a Bronze Star with a "V" for valor, and two Purple Hearts for wounds in action. From 1981 through 1986, he served as a member of President Ronald Reagan's National Security Council staff and became Deputy Director of Political-Military Affairs. In this capacity, he helped plan the liberation of Grenada, the capture of terrorists who hijacked the cruise ship Achille Lauro, and the U.S. raid on Mohmar Quaddafi's terrorist training camps in Libya. He retired from the Marine Corps in 1988.

     J. Andrew Moorer has been our President and Chief Executive Officer since February 1999. Mr. Moorer was named Chief Operating Officer of the Company in l998. He was Chief Financial Officer of Redwood MicroCap Fund from 1994 until 1998. Mr. Moorer began his career as a Certified Public Accountant in the Audit and Emerging Business Services Group of the international accounting firm of PriceWaterhouseCoopers. Since leaving public accounting in l987, Mr. Moorer has held various positions in finance with increasing levels of responsibility, including the position of Chief Financial Officer for several firms. Mr. Moorer received his formal education at Loyola College of Maryland.

     Herbert M. Jacobi has been an attorney in private practice in New York, New York, since 1967.

     Kevin L. Houtz is the founder of Elements of Design, a full service graphic design firm located in Baltimore, Maryland. The firm, which specializes in the development of corporate identity and collateral and packaging design, has served a variety of regional and national clients since its inception in 1989. Mr. Houtz graduated from the University of Maryland in 1984 receiving a Bachelor of Arts degree in Visual Arts/Design.

     David W. Stevens has been the Chief Operations Officer of Hargrove, Inc., a company specializing in exhibits and special events, for more than the past five years. He has been the CEO of several public and private companies for the past twenty-four years. His assignments have focused on restructuring and turnaround situations in the manufacturing, defense electronics, and engineering services industries. Mr. Stevens is also a consultant to the International Finance Corporation of the World Bank Group in organizational development.

     David R. Payne has been President of Structural Holdings, our 50% - owned subsidiary, since its formation in April 1999. Prior to serving as President, Mr. Payne was employed as President of D.R. Payne & Associates, Inc., a financial management and consulting firm based in Oklahoma. Mr. Payne received a Bachelor of Science Degree in accounting from Oklahoma Christian University.

Board of Directors

     Our certificate of incorporation authorizes our board to consist of either five or seven directors. There are presently six directors. The certificate provides that board will be divided into three (3) classes of directors, which classes serve for varying terms. The certificate also grants to the sitting directors the authority to fill any vacancies on the Board and/or to appoint members to the Board to fill any vacancies resulting from an increase in the authorized number of directors. Beginning in 1998 all directors were elected for one-year terms. At the next annual meeting, the Board intends to nominate candidates to fill staggered terms as provided in the articles. This classification of the board of directors may have the effect of delaying or preventing changes in control or of our management.

     Our board of director has an audit committee. The audit committee makes recommendations to the board of directors regarding the selection of independent accountants, and reviews the results and scope of audit and other services provided by our independent accountants, and reviews and evaluates our audit and control functions. The board intends to form a compensation committee in the near future, which will consist of a majority of board members who are not employees. The compensation committee will administer our stock plans, and will make decisions concerning salaries and incentive compensation for our employees.

     We do not currently provide our directors with cash compensation for their services as members of the board of directors. However, each member of the board of directors is reimbursed his actual expenses in attending meetings. In addition, each director was issued 20,000 shares of common stock for his services as a director in 1999.

EXECUTIVE COMPENSATION

     The following table sets forth the executive compensation paid to Mr. North, our President for the in January and February 1999, and Mr. Moorer, who succeeded Mr. North in February 1999. No other executive officer of the Company was paid compensation in excess of $100,000 in 1999.

                                      TABLE 1
                            SUMMARY COMPENSATION TABLE
                                                                        Long  Term Compensation
                                                                  ----------------------------------
                                    Annual Compensation(1)              Awards               Payouts
                                  --------------------------         -------------           --------
                                                     Other                                           All
                                                     Annual      Restricted                         Other
Name and                                             Compen-        Stock                 LTIP     Compen-
Principal                Year     Salary    Bonus    sation       Award(s)     Options/  Payouts   sation
Position                 Year       ($)      ($)     ($)(2)          ($)        SARs       ($)         ($)
---------------         -------  --------   -----   ---------    -----------   -------   -------   ------

Oliver L. North,
  Chairman and Secretary  1999        -0-     -0-     $55,000     100,000        -0-      -0-        -0-

J. Andrew Moorer,
  President and Chief
  Executive Officer       1999    $82,500   $12,175     -0-         -0-         100,000   -0-        -0-


--------------------

(1) The above table reflects salary expenses as recorded on the Company's financial statements in accordance with generally accepted accounting principles. As such, the amounts may differ from the base salary rates discussed below.

Aggregated Option Exercises in Fiscal Year 1999 and Fiscal Year 1999 Year-end Option Values

     The following table sets forth information concerning option exercises and option holdings for each of the names executive officers during the fiscal year ended December 31, 1999. All of the listed options were exercisable at December 31, 1999.

                                    TABLE 2
                          Option/SAR Grants for Last
                        Fiscal Year - Individual Grants

                                 Number of           Value of
                                Securities          Unexercised
                                Underlying         in-the-Money
                               Options/SARs           Options
       Name                     Granted (#)         at 12/31/99
----------------------         ------------        ------------

Oliver L. North, Chairman
  and Secretary                   110,000               -0-

J. Andrew Moorer, Chief
  Executive Officer               140,000             $30,000


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In February 1999, Mr. North granted Mr. Moorer an option to acquire from Mr. North 100,0000 shares of our common stock at an exercise price of $1.75 per share for a period of six months and 57,990 shares of common stock at an exercise price of $5.00 for a period of one year. During 1999 Mr. Moorer exercised the option to purchase 100,000 shares of common stock from North for $175,000. The remaining 57,990 options expired unexercised.

     During 1999, we paid Mr. North $55,000 in cash and issued him 75,006 shares of common stock valued at $51,087 for consulting services.

     In 1999 we sold TAIM Special Equities III 133,334 shares of common stock for $100,000. TAIM owns 50% of Structural.

     During 1999 we loaned TAIM $85,000. The interest rate on the note is 9%, with interest due monthly and with principal due June 30, 2000. The note is collateralized by 10% of TAIM's ownership of Structural and consulting fee payments of $12,500 per month made to TAIM by Structural.

     During 1999 we issued Redwood MicroCap Fund, Inc. 66,666 shares of common stock valued at $50,000 for services Redwood provided in connection with the acquisition of Structural. Mr. Moorer is an officer of Redwood. We also paid Redwood $50,000 for financial advisory services.

     In January 2000 we issued 20,000 shares of common stock to each of our five directors as compensation to them for their services as directors in 1999. The shares were valued at $.98 per share.

     In January 2000, we sold in a private offering 150,000 units, each consisting of two shares of common stock and twenty-four warrants. The units were priced at $1.50, so that the total proceeds from the offering were $225,000. The common stock component of the units and the common stock into which the warrants are exercisable are the shares being sold in this offering. Two of our directors, Messrs. Houtz and Stevens, purchased 10,000 units and 2,000 units, respectively, in the offering.

     We issued 194,000 options in 1999. 100,000 of those options were issued to Mr. Moorer.

     The Options to Mr. Moorer have an exercise price of $.705 per share and expire in 2006. We issued an additional 100,000 options to Mr. Moorer in January 2000 that are exercisable at $1.00 per share and expire in 2007.

                            PRINCIPAL STOCKHOLDERS

     To our knowledge, the following table sets forth information regarding ownership of our common stock on April 27, 2000 by

     - beneficial owners of more than 5% of the outstanding shares of Common Stock;
     -    each director and each executive officer; and
     -    all directors and executive officers as a group.

Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment powers with respect to the stock listed.


Name and Address                 Amount and Nature          Percent
of Beneficial Owner        of Beneficial Ownership (1)     of class (2)
-------------------        ----------------------------    ------------

J. Andrew Moorer                    420,000 (3)                11.0%
4528 E. Duane Ln.
Cave Creek, AZ 85331

Oliver L. North                       229,980                  6.4%
Rt. 1, Box 560
Bluemont, VA 20135 (3)

Herbert M. Jacobi                   20,000 (5)                   *
8 West 38th Street
New York, NY 10018

Kevin L. Houtz                        284,000                  7.6%
3000 Chestnut Ave.,
Ste. 343D
Baltimore, MD 21211 (4)

David W. Stevens
312 Greenwood Point Rd.               46,000                   1.3%
Grasonville, MD 21638 (5)

All Officers and Directors as         999,980                  25.3%
a Group (5 Persons)

-------------------

*    Less than 1%

(1) Under SEC Rules, we include in the number of shares owned by each person the number of shares issuable under outstanding options or warrants if those options or warrants are exercisable within 60 days of the date of this prospectus. We calculate the ownership of each person who owns exercisable options by adding (i) the number of exercisable options for that person only to (ii) the number of total shares outstanding and dividing that result into (iii) the total number of shares and exercisable options owned by that person.

(2) In calculating percentage ownership, all shares of Common Stock that the named stockholder has the right to acquire within 60 days upon exercise of any option or warrant are deemed to be outstanding for the purpose of calculating the percentage of Common Stock owned by such stockholder, but are not deemed outstanding for the purpose of computing the percentage of Common Stock owned by any other stockholder. Shares and percentages beneficially owned are based upon 3,603,336 shares outstanding on April 27, 2000.

(3)  Includes 200,000 shares purchasable upon exercise of options.

(4)  Includes 120,000 shares purchasable upon exercise of warrants.

(5)  Includes 24,000 shares purchasable upon exercise of warrants.

(6)  Includes Messrs. Moorer, North, Jacobi, Houtz and Stevens.

                             SELLING STOCKHOLDERS

     The selling stockholders have indicated that they may sell the shares from time to time by them or by their pledgees, donees, transferees or other successors in interest.

     We have also registered in the registration statement of which this prospectus is a part an additional number of shares of our common stock that we may be required to issue to the selling stockholders as a result of any stock split, stock dividend, or similar transaction involving our common stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act of 1933. In the following table, we have calculated percentage ownership by assuming that all shares of common stock which the selling stockholder has the right to acquire within 60 days from the date of this prospectus upon the exercise of options, warrants, or convertible securities are outstanding for the purpose of calculating the percentage of common stock owned by such selling stockholder.

     Except as noted in the tables below, within the past three years none of the selling stockholders have held any position or office with us; or entered into a material relationship with us.

     There is no assurance that the selling stockholders will sell the warrants or shares offered by this prospectus.

     The following table sets forth:

     -    The name of each of the selling stockholders;

     - The number of shares of our common stock owned by each of them as of December 31, 1999;

     - The number of shares offered by this prospectus that may be sold from time to time by each of them;

     - The number of shares of our common stock that will be beneficially owned by each of them if all of the shares offered by them are sold;

     - The percentage of the our total shares outstanding that will be owned by each of them at the completion of this offering, if the stockholder sells all of the shares included in this prospectus.

                                       SHARES OF COMMON STOCK
                           ---------------------------------------------------
                                                            Percentage of
                          Number of    Number   Number of   Common Stock
                           Shares        of      Shares     That Will Be
                        Beneficially   Shares     Owned     Beneficially
                         Owned Prior   Offered    After      Owned After
                         to Offering   Hereby   Offering      Offering
                         -----------  --------  --------     ----------

James Amira                 6,000      72,000      -0-           -0-
Cassandra Appleman          6,666      79,992      -0-           -0-
Marga D. Armenta            5,000      60,000      -0-           -0-
Ashland Capital Advisors,
  Inc.                      6,666      79,992      -0-           -0-
Neil Berman                22,000      264,000     -0-           -0-
Steve and Deborah
  Calandrella (1)          24,000      288,000     -0-           -0-
Dorothy Calandrella         6,500      78,000      -0-           -0-
Allan Williams             15,000      180,000     -0-           -0-
Chase Investment Group     16,000      192,000     -0-           -0-
Kim Davis                  66,666      799,992     -0-           -0-
Thomas DeMere               4,000      48,000      -0-           -0-
Linda DeGregorio            6,666      79,992      -0-           -0-
Edward and Joanne Gizdich   4,000      48,000      -0-           -0-
Nannette Goldberg          39,670      476,040     -0-           -0-
Steve Goodman              12,000      144,000     -0-           -0-
Marie L. Kanger             6,500      78,000      -0-           -0-
Kevin Houtz (2)            10,000      120,000   154,000        4.6%
Carla Lattinelli            5,000      60,000      -0-           -0-
John R. Overturf, Jr.       6,000      72,000      -0-           -0-
Ralph S. Pittman, Jr.       2,000      24,000      -0-           -0-
Evan Posses                 5,000      60,000      -0-           -0-
Ratna Enterprises, LLC (3)  2,000      24,000      -0-           -0-
Thomas Reid                 6,000      72,000      -0-           -0-
Steven B. Rosner            6,666      79,992      -0-           -0-
Donald Samaria              4,000      48,000      -0-           -0-
Roger Schwartz              4,000      48,000      -0-           -0-
Mary Jane Stevens and David
  Woods Stevens (2)         2,000      24,000    20,000           *

-----------
*    Less than 1%

(1) 16,000 of these shares are owned by the Calandrella Family Foundation. Steve and Deborah Calandrella, who are husband and wife, are the sole directors of the Foundation. Mr. Calandrella was a director of the Company until January 2000.

(2)  Mr. Houtz and Mr. Stevens are directors of the Company.
(3) Ratna Enterprises, LLC, is beneficially owned by Clifford Neuman. See "Legal Matters."

                             PLAN OF DISTRIBUTION

The selling stockholders may sell the shares through the Nasdaq Small Cap Market or other over-the-counter markets or otherwise at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. These shares may be sold in one or more of the following types of transactions:

     - A block trade in which the broker or dealer so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

     - Purchases by a broker or dealer as principal and resale by a broker or dealer for its account in accordance with this prospectus.

     - Ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     - In privately negotiated transactions not involving a broker or dealer.

     In effecting sales, brokers or dealers engaged to sell the shares may arrange for other brokers or dealers to participate. Brokers or dealers engaged to sell the shares will receive compensation in the form of commissions or discounts in amounts to be negotiated immediately prior to each sale. Those brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with these sales. We anticipate that the brokers or dealers, if any, participating in the sales of the shares will receive the usual and customary selling commissions.

     To comply with the securities laws of some states, if applicable, the shares will be sold in those states only through brokers or dealers. In addition, in some states, the shares may not be sold in those states unless they have been registered or qualified for sale in those states or an exemption from registration or qualification is available and is complied with.

              LIMITATION ON DIRECTORS' LIABILITY; INDEMNIFICATION

Our articles of incorporation limit the liability of a director for monetary damages for his conduct as a director, except for:

     -    Any breach of the duty of loyalty to Guardian or its stockholders,

     - Acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law,

     - Dividends or other distributions of corporate assets from which the director derives an improper personal benefit.

     -    Liability under federal securities law

     The effect of these provisions is to eliminate our right and the right of our stockholders (through stockholder's derivative suits on our behalf) to recover monetary damages against a director for breach of his fiduciary duty of care as a director, except for the acts described above. These provisions does not limit or eliminate our right or the right of a stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care. Our by-laws provide that if Delaware law is amended, in the case of alleged occurrences of actions or omissions preceding any such amendment, the amended indemnification provisions shall apply only to the extent that the amendment permits us to provide broader indemnification rights than the law permitted prior to such amendment.

     Our articles of incorporation and by-laws also provide that we shall indemnify, to the full extent permitted by Delaware law, any of our directors, officers, employees or agents who are made, or threatened to be made, a party to a proceeding by reason of the fact that he or she is or was one of our directors, officers, employees or agents. The indemnification is against judgments, penalties, fines, settlements, and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons in accordance with these provisions, or otherwise, we have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                           DESCRIPTION OF SECURITIES

     We are authorized to issue up to 15,000,000 shares of common stock and 1,000,000 shares of preferred stock. The shares of common stock covered by this prospectus, when they are received upon exercise of warrants or options, will be fully paid and nonassessable.

Common Stock

     Each holder of our common stock is entitled to one vote for each share held of record. Voting rights in the election of directors are not cumulative, and, therefore, the holders of more than 50% of our common stock could, if they chose to do so, elect all of the directors.

     The shares of common stock are not entitled to preemptive rights and are not subject to redemption or assessment. Subject to the preferences that may be granted to holders of preferred stock, each share of common stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as we may declare. Upon our liquidation, dissolution or winding up, subject to prior liquidation or other preference rights of holders of preferred stock, if any, the holders of common stock are entitled to receive pro rata those assets which are legally available for distribution to stockholders. The issued and outstanding shares of common stock are validly issued, fully paid, and nonassessable.

Preferred Shares

     Our articles of incorporation authorize issuance of a maximum of 1,000,000 preferred shares. No shares of preferred stock have been issued. The articles of incorporation give the board of directors the authority to divide the class of preferred shares into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by the laws of the State of Delaware and those articles of incorporation in respect of, among other things, the number of preferred shares to constitute such series, and the distinctive designations thereof, the rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue; whether preferred shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption; the liquidation preferences payable on preferred shares in the event of involuntary or voluntary liquidation; sinking fund or other provisions, if any, for redemption or purchase of preferred shares; the terms and conditions by which preferred shares may be converted, if the preferred shares of any series are issued with the privilege of conversion; and voting rights, if any. The board of directors has not designated any series of preferred stock.

     In the event of a proposed merger, tender offer, proxy contest or other attempt to gain control of us, which we have not approved, we could authorize the issuance of one or more series of preferred stock with voting rights or other rights and preferences which would impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of us. Such issuance would be subject to any limitations imposed by applicable law, our Certificate of Incorporation, the terms and conditions of any outstanding class or series of preferred shares and the applicable rules of any securities exchanges upon which our securities are at any time listed or of other markets on which our securities are at any time listed. The issuance of preferred stock may have an adverse effect on the rights (including voting rights) of holders of common stock.

Warrants

     The following summarizes the terms of the warrants.

     We sold a total of 150,000 Units at a price of $1.50 per Unit. Each Unit consisted of two shares of Common Stock, four Class A Common Stock Purchase Warrants ("Class A Warrants"), four Class B Common Stock Purchase Warrants ("Class B Warrants"), four Class C Common Stock Purchase Warrants ("Class C Warrants"), four Class D Common Stock Purchase Warrants ("Class D Warrants"), four Class E Common Stock Purchase Warrants ("Class E Warrants"), and four Class F Common Stock Purchase Warrants ("Class F Warrants"). The six classes of warrants will be referred to as an aggregate as the "Warrants."

     The six classes of warrants are identical, except for their exercise periods and exercise prices. Each Warrant is exercisable to purchase one share of Common Stock. The Warrants are exercisable at the prices and for the periods set forth below:


                         EXERCISE                 EXERCISE
WARRANT                  PRICE                    PERIOD (1)
-------                  ---------                ----------

Class A                  $.75                     30 days
Class B                  $.875                    60 days
Class C                  $1.00                    90 days
Class D                  $1.125                   120 days
Class E                  $1.25                    150 days
Class F                  $1.375                   180 days


--------------
(1) The Exercise Period of all of the Warrants begins on day the registration statement of which this prospectus is a part is declared effective.

     The holder of a Warrant is not entitled to exercise any Warrant to the extent that after such exercise the sum of (i) the number of shares of common stock beneficially owned prior to such exercise and (ii) the number of shares of common stock issuable upon exercise of such Warrants with respect to which the determination of this limitation is made, would result in beneficially ownership by the holder and its affiliates of more than 4.99% of the outstanding shares of our common stock. This provision does not apply if the holder beneficially owned more than 4.99% of the outstanding shares prior to the exercise.

     The Warrants contain provisions that provide that if we should sell shares of common stock (other that pursuant to the exercise of outstanding options and warrants, including the Warrants) at a price below the exercise price of the Warrants while the Warrants are outstanding, the exercise price of the outstanding Warrants shall be adjusted down to such lower price. Additionally, we have agreed that, so long as any of the Warrants are outstanding and unexercised, we will not issue any additional options, warrants, or other debt or equity instruments convertible into Common Stock (except pursuant to existing stock incentive plans) without the consent of the holders of the Warrants. The holders of the Warrants cannot unreasonably withhold their consent to such issuances.

     We have the right to redeem any or all outstanding and unexercised Warrants at a redemption price of $.01 per Warrant upon thirty days written notice in the event (i) the registration statement is in effect on the date of written notice and on the redemption date set forth in the notice; (ii) there has been maintained and continues to exist on the date of the written notice a public trading market for the common stock and such securities are listed for quotation on the Nasdaq Stock Market or the OTC Electronic Bulletin board; and
(iii) the public trading closing price of the Common Stock has equaled or exceeded 200% of the exercise price of such Warrant for twenty or more consecutive trading days.

Anti-takeover Effects of Certain Provisions of Our Certificate of
Incorporation and Delaware Law

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an "interested stockholder" is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of the corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer and Warrant Agent

      Signature Stock Transfer, Inc., Dallas, Texas, is the transfer agent and registrar for our common stock.

Shares Eligible for Future Sale

     Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. We have 3,586,668 shares of common stock outstanding. Of these shares, 2,911,660 shares are freely tradable without restriction under the Securities Act. The remaining 675,000 shares are "restricted securities" as defined in Rule 144 and may be sold under Rule 144.

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of the issuer's common stock or the average weekly trading volume during the four calendar weeks preceding such sale, provided that certain public information about the issuer as required by Rule 144 is then available and the seller complies with certain other requirements. Affiliates may sell such shares in compliance with Rule 144, other than the holding period requirement. A person who is not an affiliate, has not been an affiliate within three months prior to sale, and has beneficially owned the restricted securities for at least two years, is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

                                 LEGAL MATTERS

     Our legal counsel, Neuman & Drennen, LLC, will issue an opinion regarding the legality of the shares. Clifford L. Neuman, a member of the firm, owns 2,000 shares of our common stock and warrants to purchase an additional 24,000 shares.

                   ADDITIONAL FILING AND COMPANY INFORMATION

     We have filed a registration statement on Form SB-2 with the Commission. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement.
Certain information is omitted and you should refer to the registration statement and its exhibits. You may review a copy of the registration statement, including exhibits, at the Commission's public reference rooms at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or Seven World Trade Center, 13th Floor, New York, New York 10048, or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

     We also file annual, quarterly, and current reports, proxy statements, and other information with the Commission. You may read and copy any reports, statements, or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Commission.

     Our Commission filings and the registration statement can also be reviewed by accessing the Commission's Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission.

                                    EXPERTS

     The financial statements of Guardian Technologies International, Inc. as of December 31, 1999, and for each of the years ended December 31, 1999 and 1998, have been incorporated by reference herein in reliance upon the reports of Hein + Associates LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE

Independent Auditors' Reports. . . . . . . . . . . . . . . . . . . . . . . F-2

Balance Sheet - March 31, 2000 (Unaudited) and December 31, 1999 . . . . . F-3

Statements of Operations - For the Three Months Ended March 31, 2000 and 1999 (Unaudited) and
     For the Years Ended December 31, 1999 and 1998. . . . . . . . . . . . F-4

Statement of Changes in Shareholders' Equity - For the Three Months Ended March 31, 2000 and
     1999 (Unaudited) and For the Years Ended December 31, 1999 and 1998 . F-5

Statements of Cash Flows - For the Three Months Ended March 31, 2000 and 1999 (Unaudited) and
     For the Years Ended December 31, 1999 and 1998. . . . . . . . . . . . F-6

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . F-7

                         INDEPENDENT AUDITOR'S REPORT



Board of Directors and Shareholders
Guardian Technologies International, Inc.
Dulles, Virginia

We have audited the accompanying balance sheet of Guardian Technologies International, Inc. as of December 31, 1999 and the related statements of operations, changes in shareholders' equity, and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guardian Technologies International, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.





Hein + Associates LLP

Denver, Colorado
March 16, 2000

                   GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.
                                 BALANCE SHEET

                                                   March 31,   December 31,
                                                     2000           1999
                                                -------------  --------------
                                                  (Unaudited)

            ASSETS
            ------
Current Assets:
     Cash and cash equivalents                  $    766,270   $    191,690
     Accounts receivable, no allowance
       considered necessary                          106,220        185,279
     Inventories                                     145,029        158,745
     Notes receivable:
       Related party                                  85,000         85,000
       Other                                         100,000        150,000
     Prepaid expenses and other                       92,636         97,745
                                                -------------  --------------
          Total current assets                     1,295,155        868,459
                                                -------------  --------------
Equity Investment                                    994,590      1,027,376

Property and Equipment, net                           48,007         52,064

Deposits and Other                                    18,105         12,210
                                                -------------  --------------
Total Assets                                    $  2,355,857   $  1,960,109
                                                ============== ==============

            LIABILITIES AND SHAREHOLDERS' EQUITY
            ------------------------------------
Current Liabilities:
     Notes payable and current portion of long-term
       debt                                     $     55,825   $     33,133
     Accounts payable                                 52,908        218,243
     Accrued director fees                                 -         97,655
     Accrued payroll and related benefits expenses    17,617         12,999
                                                -------------  --------------
          Total current liabilities                  126,350        362,030

Long-Term Debt, net of current portion                     -         36,489

Shareholders' Equity:
     Preferred stock, $.20 par value, 1,000,000
       shares authorized; no shares issued and
       outstanding                                         -              -
     Common stock, $.001 par value; 15,000,000
       shares authorized, 3,571,662 (unaudited)
       and 2,762,668 shares issued and outstanding     3,572          2,763
     Additional paid-in capital                    5,496,196      4,660,908
     Accumulated deficit                          (3,270,261)    (3,102,081)
                                                -------------  --------------
          Total shareholders' equity               2,229,507      1,561,590
                                                -------------  --------------
Total Liabilities and Shareholders' Equity      $  2,355,857   $  1,960,109
                                                ============== ==============


                   GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.
                           STATEMENTS OF OPERATIONS

                                  For the Three               For the
                                 Months Ended               Years Ended
                                    March 31,              December 31,
                             ---------------------- -------------------------
                               2000         1999        1999         1998
                            -----------  ---------- ------------  -----------
                                   (Unaudited)

Net Sales                   $ 226,438    $ 216,842  $1,100,076    $1,656,649
     Cost of goods sold       173,302      190,749     936,652     1,377,977
                            -----------  ---------- ------------  -----------
Gross Profit                   53,136       26,093     163,424       278,672

Operating Expenses:
     Selling expenses          12,516       12,952      83,955       129,070
     General and administra-
       tive                   188,015      178,150   1,033,689       568,786
                            -----------  ---------- ------------  -----------
       Total operating
          expenses            200,531      191,102   1,117,644       697,856
                            -----------  ---------- ------------  -----------

Operating Loss               (147,395)    (165,009)   (954,220)     (419,184)

Other Income (Expense):
     Interest income (expense)  7,894      (24,932)        994      (100,717)
     Rental income                  -       49,372      49,233       184,069
     Gain on sale of assets    (1,007)     109,759     107,974             -
     Miscellaneous income
       (expense)                20,114           -     (62,533)            -
     Costs related to failed
       acquisition                  -            -           -      (111,423)
                            -----------  ---------- ------------  -----------
       Total other income
          (expense)            27,001      134,199      95,668       (28,071)
                            -----------  ---------- ------------  -----------
Loss Before Earnings From
     Equity Investment       (120,394)     (30,810)   (858,552)     (447,255)

     Equity in net loss of
       investment             (47,786)           -      33,476             -
                            -----------  ---------- ------------  -----------
Net Loss                    $(168,180)   $ (30,810) $ (825,076)   $ (447,255)
                            ===========  ========== ============  ===========
Net Loss per Common Share,
     Basic and Dilutive     $     (.06)  $    (.02) $     (.62)   $     (.40)
                            ===========  ========== ============  ===========
Average Common Shares
     Outstanding,
     Basic and Dilutive      2,992,363    1,243,831 $ 1,338,513  $  1,120,310
                            ===========  ========== ============  ===========

                   GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.
                 STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND
             FOR THE THREE MONTHS ENDED MARCH 31, 2000 (UNAUDITED)

                            Common Stock     Additional   Accumu-
                          ------------------    Paid-in      lated
                           Shares    Amount     Capital    Deficit      Total
                          --------- -------- ---------- ---------- ----------

Balances, January 1,
     1998                 2,228,402 $2,228  $4,106,310$(1,829,750)$2,278,788

     Exercise of options    200,000    200     249,800          -    250,000
     Issuance of common
       stock                 59,260     60      49,940          -     50,000
     Net loss                    -       -           -    (447,255) (447,255)
                          --------- -------- ---------- ---------- ----------
Balances, December 31,
     1998                 2,487,662  2,488   4,406,050  (2,277,005)2,131,533

     Issuance of common stock:
       Cash                133,334     133      99,867          -    100,000
       Services            141,672     142     154,991          -    155,133
     Net loss                    -       -           -    (825,076) (825,076)
                          --------- -------- ---------- ---------- ----------
Balances, December 31,
     1999                2,762,668   2,763   4,660,908  (3,102,081)1,561,590

     Issuance of common stock:
       Cash (unaudited)    684,000     684     704,315          -    704,999
       Services
        (unaudited)       124,994            125130,973          -   131,098
     Net loss (unaudited)        -       -           -   (168,180)  (168,180)
                          --------- -------- ---------- ---------- ----------
Balances, March 31,
     2000 (Unaudited)    3,571,662  $3,572  $5,496,196$(3,270,261)$2,229,507
                          ========= ======== ========== ========== ==========

                   GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.
                           STATEMENTS OF CASH FLOWS

                                   For the Three           For the Years
                                   Months Ended             Years Ended
                                     March 31,             December 31,
                              ----------------------------------------------------
                              2000        1999       1999         1998
                              ----------  ---------- -----------  ----------
                                    (Unaudited)

Cash Flows from Operating
     Activities:
     Net loss                 $ (168,180) $ (30,810) $ (825,076)  $(447,255)
     Adjustments to reconcile
       net loss to net cash
       used in operating
       activities:
         Depreciation and
           amortization of property
           and equipment          5,300      23,160     40,720        92,949
         Common stock and options
           for services               -           -    155,133             -
         Write down of assets to
           net realizable value       -           -          -        68,224
         Gain on sale of property
           and equipment              7    (109,759)   107,974             -
         Equity in net loss of
           investment            47,786           -    (33,476)            -
       Changes in operating assets
         and liabilities:
         (Increase) decrease in:
           Accounts receivable   55,047      98,226    (32,748)       42,382
           Inventories           13,716       8,184     22,040       235,550
           Prepaid expenses and
             other               14,120     (41,610)    50,889       (66,697)
       Increase (decrease) in:
         Accounts payable      (262,990)    (55,747)   122,171      (155,725)
         Accrued expenses       135,716       5,491        792       (19,629)
         Customer deposits          210           -       (312)      (80,981)
                              ----------  ---------- -----------  ----------
       Net cash used in
       operating activities    (159,268)    (102,865) (391,893)    (331,182)
                              ----------  ---------- -----------  ----------
Cash Flows from Investing
  Activities:
     Purchase of property and
       equipment                 (7,430)       (648)    (3,248)     (7,729)
     Sale of property and
       equipment                     75     877,941  2,519,374             -
     Issuance of notes receivable     -       -       (505,000)     (500,000)
     Payments on notes re-
       ceivable                  50,000     150,000    670,000       100,000
     Investment in Structural
       Holdings, Inc.                  -          -   (948,900)            -
     Deposit on acquisition           -     (286,900)          -           -
                              ----------  ---------- -----------  ----------
       Net cash provided by
       investing activities      42,645     740,393  1,732,226     (407,729)

Cash Flows from Financing
     Activities:
     Proceeds from issuance of
       notes payable                  -      50,000          -    1,926,161
     Payment on notes payable   (13,797)    (35,864)(1,834,581)   (1,010,774)
     Exercise of options        480,000           -          -       250,000
     Proceeds of common stock
       issued                   225,000           -    100,000        50,000
                              ----------  ---------- -----------  ----------
       Net cash provided by
       financing activities     691,203      14,136  (1,734,581)   1,215,387
                              ----------  ---------- -----------  ----------
Increase (Decrease) in Cash
     and Cash Equivalents       574,580     651,664   (394,248)      476,476

Cash and Cash Equivalents,
     beginning of period        191,690     585,937    585,938       109,461
                              ----------  ---------- -----------  ----------
Cash and Cash Equivalents,
     end of period             $766,270  $1,237,601   $191,690      $585,937
                              ==========  ========== ===========  ===========
Supplemental Schedule of
     Cash Flow Information:
       Cash paid for interest  $  1,519     $35,816    $39,685    $  146,842
                              ==========  ========== ===========  ===========
     Common stock issued for
       accrued liabilities     $131,098   $       -  $       -    $        -
                              ==========  ========== ===========  ===========

                   GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.
                         NOTES TO FINANCIAL STATEMENTS
              (Information After December 31, 1999 is Unaudited)

1.   NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:


     NATURE OF OPERATIONS - Guardian Technologies International, Inc. (the "Company") is incorporated in the State of Delaware. The Company manufactures and distributes soft armor products, primarily superior quality ballistic protective vests, for law enforcement officers, armed forces personnel, and other legitimate individuals or groups requiring protective equipment. During 1999, the Company acquired a 50% interest in Structural Holdings, Inc. (Structural). Structural is a holding company and its only investment at December 31, 1999 is 100% of the common stock of H&M Steel (H&M). H&M is engaged in the business of structural steel fabrication.

     INVESTMENTS - The Company's 50% ownership interest in Structural is accounted for under the equity method of accounting and is recorded at cost as adjusted for its proportionate share of earnings and distributions.

     REVENUE RECOGNITION - Manufacturing revenue is recognized upon shipment of product.

     USE OF ESTIMATES - The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. H&M enters into long-term contracts with its customers and recognizes revenue on a percentage of completion basis, which requires significant estimates.

     FINANCIAL INSTRUMENTS - The estimated fair value of cash and cash equivalents, accounts receivable, notes receivable, accounts payable and accrued expenses approximate their carrying amounts in the financial statements due to the short-term nature of these instruments.

     Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair value of long-term debt approximates its carrying value.

     CONCENTRATIONS OF CREDIT RISK - Financial instruments which potentially subject the Company to concentrations of credit risk consist of trade accounts receivable and cash. The Company grants credit terms in the normal course of business to its customers, who are primarily dealers or municipal, state and Federal law enforcement agencies, and who are located throughout the United States. As part of its ongoing procedures, the Company monitors the credit worthiness of its customers.

     The Company maintains cash in commercial banks in accounts which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per customer and in uninsured accounts. The cash amount presented on the balance sheet reflects the actual amounts on deposit with banks reduced for outstanding checks and increased for deposits in transit. At December 31, 1999, the Company had cash in banks in excess of FDIC insured limits of approximately $87,200.

     CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

     ACCOUNTS RECEIVABLE - It is the practice of management to write-off receivables in the year amounts are determined to be uncollectible. No allowance for doubtful accounts is reflected in these financial statements since management believes all accounts at December 31, 1999 to be fully collectible.

     INVENTORIES - Inventories consist of purchased materials and components, work-in-process, and finished goods. Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis. Inventories consisted of the following at December 31, 1999:


               Raw materials and components                 $135,437
               Finished goods                                 23,308
                                                            --------

                                                            $158,745
                                                            ========


     PROPERTY AND EQUIPMENT - Property and equipment are recorded at cost and depreciated over their estimated useful lives. The Company uses the straight-line and accelerated methods of depreciation, respectively, for financial statement and income tax reporting purposes.

     A summary of the estimated useful lives follows:


               Office furniture and equipment     5 - 7 years
               Manufacturing equipment            7 - 8 years


     Expenditures for maintenance and repairs which do not materially extend the useful lives of property and equipment are charged to earnings. When property or equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts with the resulting gain or loss reflected in earnings.

     IMPAIRMENT OF LONG-LIVED ASSETS - The Company performs an assessment for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. If the net carrying value exceeds estimated undiscounted future net cash flows, then impairment is recognized to reduce the carrying value to the estimated fair value.

     RENTAL INCOME - The Company leased a portion of the building which it owned until March 31, 1999. Rental income and payments are recorded and received on a monthly basis. Rental income was $49,233 in the quarter ended March 31, 1999 and fiscal year ended December 31, 1999 and $184,069 in the fiscal year ended December 31, 1998.

     INCOME TAXES - The Company utilizes the liability method for accounting for income taxes. The liability method accounts for deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to differences between financial statement amounts and tax bases of assets and liabilities. The resulting deferred income tax liabilities are adjusted to reflect changes in tax laws and rates. Temporary differences consist of the difference in financial statement and income tax bases for property and equipment. Deferred income taxes related to an asset or liability are classified as current or noncurrent based on the classification of the related asset or liability.

     NET LOSS PER COMMON SHARE - The Company has adopted SFAS No. 128 which establishes standards for computing and presenting earnings per share
     (EPS) for entities with publicly held common stock. The standard requires presentation of two categories of EPS - basic EPS and diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. All potential dilutive securities are antidilutive as a result of the Company's net loss for the years ended December 31, 1999 and 1998. Accordingly, basic and diluted EPS are the same for each year.

     COMPREHENSIVE LOSS - SFAS No. 130 establishes standards for reporting and display of comprehensive loss, its components and accumulated balances. Comprehensive loss is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive loss was the same as net loss in 1999 and 1998.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT - SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for the Company's financial statements for the year ended December 31, 2000 and the adoption of this standard is not expected to have a material effect on the Company's financial statements.

2.   LIQUIDITY:

     The Company has incurred losses since inception, including $825,076 in 1999 and $447,255 in 1998, respectively. If losses continue and/or the Company is unable to raise adequate capital to fund future operations, the Company may be required to curtail operations, liquidate assets or enter into capital or financing arrangements on terms which may have an adverse effect on future operations. In an effort to improve operations and cash flow, the Company is currently pursuing the following activities:

          - Outsourcing of the manufacture of its ballistic product line to reduce labor and overhead costs (mostly rent) incurred in the production process at its Dulles, Virginia facility. The Company is also working with several vendors to provide a lightweight ballistic material in order to reduce material costs in its product lines. The Company anticipates that these actions will not only increase gross margin percentages, but will allow the Company to lower the price on its product lines. Management is also seeking experienced body armor sales personnel that will be able to capitalize on this lower priced product line, thereby increasing sales volume.


          - Seeking profitable and privately held strategic acquisition candidates that are in the security and safety product industry. The Company intends to acquire the candidates through a combination of cash (raised through equity financings) and common stock of the Company.

          - Subsequent to December 31, 1999, the Company raised additional equity financing of $225,000 and $480,000 through proceeds from a private placement and option exercises, respectively. The Company anticipates the exercise of warrants included in the private placement in fiscal 2000. Assuming all warrants are exercised, the Company would receive proceeds of $3,825,000. However, there can be no assurances that any of these warrants will be exercised (see Note 13).

     For these reasons, management believes that no adjustments or reclassifications of recorded assets and liabilities is necessary at this time.

3.   INVESTMENT IN STRUCTURAL HOLDINGS:

     In 1999, the Company purchased a 50% interest in Structural for $850,000 cash and incurred $98,900 of costs directly associated with this investment. The investment is accounted for under the equity method of accounting.

           SUMMARIZED FINANCIAL INFORMATION FOR STRUCTURAL HOLDINGS
                              (Amounts in 000's)
                                               For the Nine  For the Nine
                                  For the ThreeMonths Ended  Months Ended
                                    March 31,  December 31,  December 31,
                                      2000         1999          1999
                                  ---------------------------------------
                                   (Unaudited) (Unadjusted)   (Adjusted)
     Current assets                $4,580,000    $2,387,000  $2,296,000
                                   ==========    ==========  ==========
     Total assets                  $9,481,000   $7,164,000   $7,329,000
                                   ==========   ===========  ==========
     Current liabilities           $6,986,000    $4,733,000  $4,867,000
                                   ==========    ==========  ==========
     Total liabilities             $7,785,000    $5,374,000  $5,726,000
                                   ==========    ==========  ==========
     Total stockholders' equity    $1,696,000    $1,790,000  $1,603,000
                                   ==========    ==========  ==========
     Sales revenue                 $3,606,000    $6,228,000  $1,049,000
                                   ==========    ==========  ==========
     Gross margin                  $  611,000    $1,453,000  $1,178,000
                                   ==========    ==========  ==========
     Net income (loss)             $   93,000       $66,000   $(122,000)
                                   ==========   ===========  ==========


     The Company recorded its equity in estimated earnings of Structural totaling $33,476 at December 31, 1999, based on Structural's management's best estimate of profit on uncompleted contracts at the time the Company's Form 10-K was required to be filed with the SEC. However, Structural had not completed the audit of its December 31, 1999 financial statements as of that date and the audit still has not yet been issued. Based on a change of estimate in the cost to complete certain jobs, Structural changed its percent of completion calculation at December 31, 1999, thereby reducing Structural's net income to a net loss. As a result, the Company reduced its equity in earnings of Structural for the three months ended March 31, 2000 by $94,418, which represents 50% of the reduction in net income of Structural for the year ended December 31, 1999. This amount coupled with Structural's net income for the three months ended March 31, 2000 presented above of $46,632, results in a net equity loss of $47,786 for three months ended March 31, 2000 as recorded on the Company's books. The December 31, 1999 unadjusted column above represents amounts prior to Structural's change in its estimate of percentage of completion. The December 31, 1999 adjusted column above represents amounts adjusted for Structural's change in its estimate of percentage of completion.

     Structural purchased an entity (H&M) in 1999 for approximately $5,000,000. The purchase of H&M was accounted for under the purchase method of accounting, and as a result, approximately $3,025,000 of goodwill was recorded which is being amortized over 15 years. The purchase was financed by Structural with approximately $1,700,000 in cash (of which $850,000 was paid by the Company), a $650,000 note payable to the seller and $2,650,000 of 3-year term loans to a financial institution to H&M. Additionally, H&M obtained a $2,350,000 3-year revolving line-of-credit from the same financial institution. H&M was not in compliance with certain financial covenants of the financial institution as of December 31, 1999 and March 31, 2000 and as such, the notes have been classified as current. However, H&M is currently attempting to obtain waivers of these loan covenant violations. The loan agreements have restrictions on payment of dividends, salaries and fees to the principals/shareholders of Structural. Consulting fees of $225,000, primarily related to obtaining the loan from the financial institution, were paid to an entity that has a common equity interest holder with a shareholder of Structural. The equity interest holder is also the chief executive officer of Structural. This fee has been recorded as deferred financing fees and is being amortized over the 3-year life of the loans.

     The Company receives fees of $5,000 per month from Structural. Included in the Company's investment in Structural is a $45,000 receivable due
     from Structural for accrued fees.   The net investment in Structural of
     approximately $982,000, after deducting the fee receivable, differs from the Company's 50% interest in the net equity of Structural totaling $895,000. This difference, totaling $87,000, is the result of the Company capitalizing direct costs it incurred for the purchase of its 50% interest in Structural and a timing difference from when Structural effectively acquired H&M and when the Company acquired its interest in Structural for purposes of allocating net income. This difference is being amortized over 15 years.

4.   NOTE RECEIVABLE:

     In conjunction with a failed acquisition of an entity in 1998, the Company loaned $500,000 to this entity. The interest rate is 8%. A 637-acre parcel of land and a building have been pledged as collateral on the note. At December 31, 1999, the note balance had been reduced to $100,000. The remaining balance is due June 30, 2000.

     The Company loaned $50,000 to an unrelated entity. The interest rate is 12% and the principal plus interest is payable in full on March 31, 2000. An interest in the underlying mortgage was assigned to the Company by the entity's lender as collateral on the note. This note was repaid during the three months ended March 31, 2000.

     A related party note receivable of $85,000 is from an entity that is a stockholder in the Company and the other 50% stockholder in Structural. The interest rate is 9 %, with interest due monthly with the principal due June 30, 2000. This note is collateralized by 10% of the entity's common stock ownership of Structural and consulting fee payments of $25,000 per month made to the entity by Structural.

5.   PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following at December 31, 1999:


          Manufacturing equipment               $   74,494
          Furniture and fixtures                    74,555
          Computer equipment                        44,800
                                               ------------
                                                   193,849
          Accumulated depreciation                (141,785)
                                               ------------
                                                $   52,064
                                               ============


     Depreciation expense for the three months ended March 31, 2000 and 1999 and for the years ended December 31, 1999 and 1998 was $5,300, $23,160, $40,720 and $92,949, respectively.

     On March 31, 1999, the Company sold its land and building for $2,825,000, which was greater than its net cost of approximately $2,640,000. In conjunction with the sale, the purchaser assumed the Company's note payable which is collateralized by the building, which balance was approximately $1,857,000 on the date of the sale. The total proceeds to the Company was approximately $883,000. The Company also signed a 5-year lease totaling approximately $13,000 per month on the building after it was sold. In conjunction with the sale, the Company will no longer recognize rental income nor will it recognize depreciation expense related to the building or general operating costs attributable to being the owner of a building.


6.   NOTES PAYABLE:

     Included in notes payable are two insurance premium finance agreements totaling $36,489. The agreements mature in May 2000 and April 2001 and call for monthly payments of principal and interest of $2,585 and $2,492 with interest at 10.5% and 8.375%, respectively.

     The following is a schedule of future principal payments as of December 31, 1999:


          Year Ending
          December 31,
          ------------
          2000                                  $   33,133
          2001                                      27,775
          2002                                       8,714
                                                -----------
                                                    69,622
          Less current portion                     (33,133)
                                                -----------

                                                $   36,489
                                                ===========


7.   LEASE COMMITMENTS:

     OFFICE LEASE - The Company leases office space, under a five-year operating lease. Total rental expense was $131,500 for the year ended December 31, 1999. The total minimum rental commitments at December 31, 1999 are as follows:


          2000                                  $  175,300
          2001                                     175,300
          2002                                     175,300
          2003                                     175,300
          2004                                      43,800
                                                -----------

                                                $  745,000
                                               ============


8.   SHAREHOLDERS' EQUITY:

     STOCK SPLIT - Subsequent to December 31, 1999, the Company's Board of Directors approved a 2 for 1 reverse stock split. Accordingly, all common stock reflected in the accompanying financial statements and notes reflect this split.

     PREFERRED STOCK - The Company has the authority to issue 1,000,000 shares of preferred stock. The Board of Directors has the authority to issue such preferred shares in series and determine the rights and preferences of the shares as may be determined by the Board of Directors. There were no outstanding shares of preferred stock in 1999 or 1998.

     ISSUANCES OF COMMON STOCK - During 1999, the Company issued 66,666 shares of common stock valued at $50,000 to an entity which has a common officer with the Company for services provided in connection with the acquisition of Structural (see Note 3). In addition to $55,000 in cash for consulting services to a shareholder/director, the Company issued 75,006 shares of common stock to an entity owned by this shareholder/director for consulting services valued at $51,087. During 1999, the Company issued 133,334 shares of common stock for $100,000 to an entity that owns 50% of Structural.

     During the three months ended March 31, 2000, the Company granted 124,994 shares of common stock valued at $131,098 to the directors of the Company for services performed in fiscal 1999. The amount was recorded as an accrued liability as of December 31, 1999 and was recorded as an increase to common stock and additional paid-in capital during the first quarter of fiscal 2000.

     From January 1, 2000 through March 31, 2000, options for 384,000 shares of common stock were exercised resulting in total proceeds of $480,000.

     During the three months ended March 31, 2000, the Company sold 150,000 units for $1.50 each, totaling $225,000. Each unit is comprised of 2 shares of common stock and four Class A, Class B, Class C, Class D, Class E, and Class F warrants. The warrants have the following terms:


                  Warrant          Exercise Price     Exercise Period*

                  Class A          $        .750      30 days
                  Class B          $        .875      60 days
                  Class C          $       1.000      90 days
                  Class D          $       1.125      120 days
                  Class E          $       1.250      150 days
                  Class F          $       1.375      180 days

     ________________________
     * The exercise period begins the effective date of a registration statement registering the underlying shares of common stock issuable upon exercise of these warrants. Warrants must be exercised in alphabetical order by warrant class. If any warrant is not exercised during the term of the warrant by an individual warrant holder, all remaining classes of warrants will automatically expire.

     WARRANTS - In conjunction with the initial public offering in 1996, the Company issued 1,628,712 warrants. These warrants have an exercise price of $7.50 per share and expire in the year 2001. None of these warrants have been exercised.

     STOCK OPTION PLANS - In 1997, the shareholders approved a stock option plan authorizing options for 300,000 shares of the Company's common stock. Under the terms of the plan, the exercise price of non-qualified options will be the lesser of the book value per share of the common stock as of the end of the Company's fiscal year immediately preceding the date of such grant or 50% of the fair market value per share of the common stock on the date of such grant. For incentive stock options, the exercise price shall not be less than fair market value per share at the date of such grant. Options shall expire on the date specified by the Board but not more than 10 years from the date of grant for non-qualified and incentive stock options and options granted to employees expire 90 days after termination. Following is a summary of activity under the stock option plan for the years ended December 31, 1999 and 1998:


                                       1999                    1998
                               --------------------    --------------------
                                         Weighted                 Weighted
                                         Average                   Average
                              Number      Exercise     Number     Exercise
                              of Shares  Price       of Shares       Price
                              ---------- ----------  ----------   ---------
Outstanding, beginning
  of year                       466,666  $   1.165      66,666   $   .660
  Granted                       194,000       .970     600,000      1.250
  Exercised                       -          -        (200,000)     1.250
  Expirations                  (66,666)              .660            -    -
                               --------- ----------   --------- ---------

Outstanding, end of year        594,000  $   1.160     466,666   $  1,165
                               ========= ==========  ========== ==========

Vested Options                 508,284   $   1.235     466,666   $  1.165
                               ========= ==========  ========== ==========



     Of the 194,000 options issued in 1999, 100,000 options were issued to officers and directors of the Company and 94,000 were issued to employees and unrelated parties for services. All options granted during 1998 were to employees and directors.

     If not previously exercised or forfeited, vested options outstanding at December 31, 1999 will expire in the year ending December 31, 2000 at a weighted average exercise price of $1.165 per share. The remaining 85,716 options will vest ratably each quarter over seven years and will expire in February 2006 at a weighted average exercise price of $.705 per share. At December 31, 1998, the weighted average remaining contractual life of options outstanding was approximately 14 months.

     Presented below is a comparison of the weighted average exercise price and fair values of the Company's common stock on the measurement date for all stock options granted to employees during 1999:


                                    Number of     Exercise         Fair
                                     Shares        Price        Value
                                   ----------    ---------    ---------
    Market price equal to
      exercise price                  100,000   $     .705   $     .705
    Exercise price greater than
      market price                     24,000        1.250        1.188
    Exercise price greater than
      market price                     70,000        1.250        1.235
                                    ---------  -----------   ----------

                                      194,000   $    1.070   $    1.040
                                    ========= ============  ===========


     PRO FORMA STOCK-BASED COMPENSATION DISCLOSURES - The Company applies APB Opinion 25 and related interpretations in accounting for its stock options and warrants which are granted to employees. Accordingly, no compensation cost has been recognized for grants of options and warrants to employees since the exercise prices were not less than the market value of the Company's common stock on the grant dates. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net loss and EPS would have been increased to the pro forma amounts indicated below.


                                                  Year Ended December 31,
                                               ----------------------------
                                                   1999          1998
                                                  -------      --------
     Net loss applicable to common shareholders:
     As reported                                $ (460,897)   $(447,255)
     Pro forma                                  $ (596,542)   $(579,363)
     Net loss per common shareholders:
     As reported - basic and diluted            $     (.33)   $    (.40)
     Pro forma - basic and diluted              $     (.43)   $    (.52)


     The fair value of each option granted in 1998 was estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions:


     Expected volatility                             125.3%       165.2%
     Risk-free interest rate                           5.3%         5.5%
     Expected dividends                                  -            -
     Expected terms (in years)                         3.7          2.0


9.   INCOME TAXES:

     There was no provision for income taxes for the years ended December 31, 1999 or 1998 due to net operating losses, and deferred tax assets being offset by a valuation allowance.

     The net deferred tax asset for the years ended December 31, are comprised of the following items:


                                                   1999          1998
                                                ----------- ------------
     Deferred tax assets:
          Options                               $   20,000    $       -
          Net operating loss carryforward        1,112,000      843,000
          Other                                     37,000       37,000
                                              -------------  -----------
               Gross deferred tax assets         1,169,000      880,000

Deferred tax liability:
     Equity investment                             (12,000)           -
     Property and equipment                         (2,000)     (65,000)
                                              ------------- ------------
     Net deferred tax asset before valuation
          allowance                              1,155,000      815,000

     Less deferred tax asset valuation
          allowance                             (1,155,000)    (815,000)
                                                -----------  -----------

          Net deferred tax asset                $        -    $       -
                                                ===========  ===========


     Total income tax expense for 1999 and 1998 differed from the amounts computed by applying the U.S. Federal statutory tax rates to pre-tax income as follows:


                                                   1999          1998
     Statutory rate                                   (34)%        (34)%
     State income taxes, net of Federal income
          tax benefit                                  (4)%         (4)%
     Increase (reduction) in valuation allowance
          related to of net operating loss
          carryforwards and change in temporary
          differences                                   38%          38%
                                                    -------    ---------

                                                         -            -
                                                    =======    =========

     In 1999, the valuation allowance increased $344,000. At December 31, 1999, the Company has net operating loss carryforwards of approximately $2,980,000 available under provisions of the Internal Revenue Code to be applied against future taxable income. These carryforwards are subject to annual limitations on utilization and expire from December 31, 2010 through December 31, 2018.

10.  MAJOR CUSTOMERS:

     The Company sells its products primarily to authorized dealers for resale to municipal, county and state law enforcement agencies throughout the United States. Approximately 2% of sales in 1999 and 1998 were to foreign governments and agencies.

     Percentage of sales to major domestic customers at December 31, are as follows:




                                                1999        1998
                                             ----------  ----------
     Government Customer:
     -------------------
          U.S. Government Agency and
          subcontract                            23%         19%
          Municipal law enforcement agency       20%         26%

     Non-Governmental Customer                   20%         49%


11.  MAJOR SUPPLIER CONCENTRATION:

     The ballistic resistant products of the Company are primarily manufactured with the raw materials Spectra 1000 woven fabric and Spectra Shield. These two products are manufactured and distributed by one company only. As of December 31, 1999 and 1998, Guardian Technologies International, Inc., owed $72,700 and $80,600, respectively, to this company.

You should rely only on the
information incorporated by
reference or provided in this
prospectus.  We have not authorized          GUARDIAN TECHNOLOGIES
anyone to provide you with different         INTERNATIONAL, INC.
information.  We are not making an
offer of these securities in any
state where the offer would not be
permitted.  You should not assume
that the information contained in
this prospectus is accurate as of                 3,900,000
any date other than the date on the          Shares of Common Stock
front of this document or the date
of documents incorporated by reference.

          TABLE OF CONTENTS
          -----------------

                              Page

Prospectus Summary.               7
Risk Factors.                    10
Forward-Looking Statements       20
Trademarks                       20
Capitalization.                  21
Dividend Policy                  21
Use of Proceeds                  22
The Market for Our Securities    22
Selected Consolidated Financial
     Data                        23
Management's Discussion and                  ----------------------
     Analysis of Financial                        PROSPECTUS
     Condition and Results of                -----------------------
     Operations                  24
Business                         33
Management                       41
Executive Compensation           42
Certain Relationships and Related
     Transactions                44
Principal Stockholders           45               __________________, 2000
Selling Stockholders             47
Plan of Distribution             50
Limitation on Directors'
     Liability; Indemnification  51
Description of Securities        52
Legal Matters                    55
Additional Filings and Company
  Information                    55
Experts                          56

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24.  Indemnification of Directors and Officers.

     The only statute, charter provision, by-law, contract, or other arrangement under which any controlling person, director or officers of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

     The Company's Articles of Incorporation permit and its By-laws require the Company to indemnify officers and directors to the fullest extent permitted by the Delaware Business Corporation Law (OBCA). The Company has also entered into agreements to indemnify its directors and executive officers to provide the maximum indemnification permitted by Delaware law. These agreements, among other provisions, provide indemnification for certain expenses (including attorney fees), judgments, fines and settlement amounts incurred in any action or proceeding, including any action by or in the right of the Company.

     Article VI of the Company's By-laws permits the Company to indemnify its directors, officers, employees and agent to the maximum extent permitted by the OBCA. Section 317 of the OBCA provides that a corporation has the power to indemnify and hold harmless a director, officer, employer, or agent of the corporation who is or is made a party or is threatened to be made a party to any threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss actually and reasonably incurred by such person in connection with such a proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. If it is determined that the conduct of such person meets these standards, such person may be indemnified for expenses incurred and amounts paid in such proceeding if actually and reasonably in connection therewith.

     If such a proceeding is brought by or on behalf of the corporation (i.e., a derivative suit), such person may be indemnified against expenses actually and reasonably incurred if such person acted in good faith and in a manner reasonably believed to be in the best interest of the corporation and its stockholders. There can be no indemnification with respect to any matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite such adjudication but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

     Where any such person is successful in any such proceeding, such person is entitled to be indemnified against expenses actually and reasonably incurred by him or her. In all other cases (unless order by a court), indemnification is made by the corporation upon determination by it that indemnification of such person is proper in the circumstances because such person has met the applicable standard or conduct.

     A corporation may advance expenses incurred in defending any such proceeding upon receipt of an undertaking to repay any amount so advanced if it is ultimately determined that the person is not eligible for indemnification.

     The indemnification rights provided in Section 317 of the OBCA are not exclusive of additional rights to indemnification for breach of duty to the corporation and its stockholders to the extent additional rights are authorized in the corporation's articles of incorporation and are not exclusive of any other rights to indemnification under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, with as to action in his or her office and as to action in another capacity which holding such office.

Item 25.  Other Expenses of Issuance and Distribution.

     The estimated expenses of the offering, all of which are to be borne by us, are as follows:


               SEC Filing Fee                     $    8,649
               Printing Expenses*                        600
               Accounting Fees and Expenses*           2,000
               Legal Fees and Expenses*               10,000
               Blue Sky Fees and Expenses*             1,000
               Registrar and Transfer Agent Fee*       1,000
               Miscellaneous*                            751
                                                 -----------

               Total*                             $   24,000

__________________________

* Estimated

Item 26.  Recent Sales of Unregistered Securities.

     a. In 1998 the Registrant sold 59,260 shares to Redwood MicroCap Fund, Inc for $50,000. The Registrant relied on Section 4(2) for the issuance. The investor was sophisticated and was given access to all material information about the Registrant.

     b. During 1998 officer and directors of the Registrant exercised options to purchase a total of 100,000 shares of Common Stock. The Registrant relied on Section 4(2) for the issuances.

     c. During 1999 the Registrant issued 75,006 shares of Common Stock to its Chairman, Oliver North, for consulting services. The Registrant relied on Section 4(2) for the issuance.

     d. During 1999 the Registrant sold TAIM Special Equities III 133,334 shares of Common Stock for $100,000. TAIM owns 50% of Structural Holdings, the Company's 50%-owned subsidiary. The Registrant relied on Section 4(2) for the issuance. TAIM is a sophisticated investor that was given access to all material information about the Registrant.

     e. During 1999 the Registrant issued to Redwood MicroCap Fund, Inc., 66,666 shares of common stock for services provided in connection with the acquisition of Structural. Mr. Moorer, the Registrant's President, is an officer of Redwood. The Registrant relied on
          Section 4(2) for the issuance. Redwood is a sophisticated investor that was given access to all material information about the Registrant.

     e. In January 2000 the Registrant issued 20,000 to each of its five directors as partial compensation for their services as directors in 1999. Each of the directors was accredited and had all material information about the Registrant.

     f. In January 2000 the Registrant sold a total of 150,000 Units to 28 investors at a purchase price of $1.50 per Unit. Each Unit consisted of two shares of Common Stock and twenty-four Common Stock Purchase Warrants. The Warrants are described in the section of the Prospectus "Description of Securities - Warrants." The offering was made pursuant to Section 4(2) and Regulation D; each investor was a sophisticated, accredited investor, who was given access to all material information about the Registrant.

     g. In January 2000 the Registrant issued 24,994 shares of Common Stock to its Chairman, Oliver North, for consulting services. The Registrant relied on Section 4(2) for the issuance.

Item 27.  Exhibits

     a. The following Exhibits are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B:

Exhibit
Number    Description
------    -----------

3.1       Certificate of Incorporation of the Company *
3.2       Bylaws of the Company.*
4.1       Form of Common Stock Certificate.*
4.2       Form of Warrant.*
10.1      Employment Agreement between the Company and Oliver L. North.**
10.2      Employment Agreement between the Company and Joseph F. Fernandez.**
10.3 Revolving Line of Credit Agreement dated December 7, 1995 among the Company, Creditanstalt Corporate Finance, Inc. and Oliver L. North, as Guarantor.**
10.4 Promissory Note dated December 7, 1995 from the Company to Creditanstalt Corporate Finance, Inc.**
10.5 Guaranty dated December 7, 1995 from Oliver L. North to Creditanstalt Corporate Finance, Inc.**
10.6 Amendment dated November 26, 1996 relating to Revolving Loan of Credit Agreement among the Company, Creditanstalt Corporate Finance, Inc. and Oliver L. North, as Guarantor.**
10.7 Margin Agreement dated June 24, 1996 between the Company and Pershing, Division of Donaldson, Lufkin & Jenrette Securities Corporation.**
10.8      Promissory Note dated February 7, 1997 from the Company to Dashco,
          Inc.**
10.9 Deed of Trust between the Company and Marc A. Busman and Rosalyn R. Busman, Trustees.**
10.10 Deed of Lease dated January 23, 1997 between the Company, as Landlord, and Freedom Alliance, as Tenant.**
10.11 Letter re: Line of Credit facility between the Company and Adler Financial Group.**
10.12 Letter re: Loan commitment between the Company and The Baltimore Life Insurance Company/Life of Maryland, Inc.***
10.13 Stock Purchase Agreement dated August 12, 1999 between the Company and Taim Investment Company regarding Structural Holdings, Inc.****
10.14 Employment Agreement between the Company and J. Andrew Moorer dated February 1, 1999.*****
10.15 Option dated February 19, 1999 by and between J. Andrew Moorer and Oliver North.*****
10.16 Promissory Note dated May 1, 1999 from Taim Special Equities III to the Company.*****
10.17 Consulting Agreement between the Company and Structural Holdings, Inc. dated April 1, 1999.*****
10.18 Consulting Agreement between the Company and Oliver L. North dated February 19, 1999.*****
10.19 Consulting Agreement between the Company and Redwood MicroCap Fund, Inc. dated December 31, 1998.*****
11.0      Statement re: Computation of Per Share Earnings*****
21.1      Subsidiaries
23.1      Consent of Neuman & Drennen, LLC
23.2      Consent of Hein & Associates
24 Power of Attorney (included in the Signature Page to this Registration Statement)
27.0      Financial Data Schedule******

* Filed as an Exhibit to the Company's Registration Statement on Form SB-2 dated March 22, 1996 (Reg. No. 333-2712-NY) and incorporated herein by reference.
** Filed as an Exhibit to the Company's 1996 Form 10-KSB dated April 15, 1997 and incorporated herein by reference.
*** Filed as an Exhibit to the Company's 1997 Form 10-KSB dated March 31, 1998 and incorporated herein by reference.
**** Filed as an Exhibit to the Company's Current Report on Form 8-K/A-3 filed with the Commission on August 16, 1999
***** Filed as an Exhibit to the Company's 1999 Form 10-KSB dated April 14, 2000, and incorporated herein by reference.
****** Filed as an Exhibit to the Company's Form 10-QSB dated May 22, 2000, and incorporated herein by reference

_____________________

Item 28.       Undertakings

The undersigned Registrant hereby undertakes:

1. To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

     a. Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     b. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;

     c. Include any additional or changed material information on the plan of distribution.

2. That, for determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

5. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred and paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form SB-2 Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized. In the City of Carefree, State of Arizona, on the 30th day of May, 2000.

                                   GUARDIAN TECHNOLOGIES INTERNATIONAL,
                                   INC., A Delaware Corporation


                                   By:   /s/ J. Andrew Moorer
                                        -------------------------------
                                        J. Andrew Moorer, President


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. Andrew Moorer his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement on Form SB-2 has been signed by the following persons in the capacities with Guardian Technologies International, Inc. and on the dates indicated.

Signature Title                         Date

/s/ J. Andrew Moorer     President, Chief Executive Officer   May 30, 2000
-----------------------             and Director
J. Andrew Moorer

/s/ Oliver L. North             Chairman of the Board         May 30, 2000
------------------------            and Secretary
Oliver L. North

/s/ Kevin L. Houtz                    Director                May 30, 2000
------------------------
Kevin L. Houtz

/s/ David W. Stevens                  Director                May 30, 2000
------------------------
 David W. Stevens

/s/ Herbert M. Jacobi                 Director                May 30, 2000
--------------------------
Herbert M. Jacobi